Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
HALLIBURTON COMPANY
GRADIENT, LLC
and
BOOTS & COOTS, INC.
dated as of
April 9, 2010

TABLE OF CONTENTS

ARTICLE I THE MERGER		1
1.1	The Merger	1
1.2	Closing	1
1.3	Effective Time of the Merger	2
1.4	Certificate of Formation	2
1.5	Limited Liability Company Agreement	2
1.6	Member and Officers	2

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES AND PAYMENT		2
2.1	Effect of the Merger on Capital Stock	2
2.2	Appraisal Rights	6
2.3	Treatment of Stock Options, Stock Appreciation Rights and Restricted Stock	7
2.4	Exchange of Company Common Stock	7
2.5	Stock Transfer Books	10
2.6	Certain Adjustments	11
2.7	Associated Rights	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11
3.1	Organization and Qualification; Subsidiaries	11
3.2	Governing Documents	12
3.3	Capitalization	12
3.4	Authority; Due Authorization; Binding Agreement; Approval	13
3.5	No Violation; Consents	13
3.6	Compliance	14
3.7	Certain Business Practices	15
3.8	SEC Filings; Financial Statements	16
3.9	Absence of Certain Changes or Events	17
3.10	Absence of Undisclosed Liabilities	17
3.11	Litigation	18
3.12	Material Contracts	18
3.13	Customers and Suppliers	20
3.14	Employee Benefit Plans	20
3.15	Proxy Statement and Registration Statement	25
3.16	Properties	25
3.17	Taxes	26
3.18	Environmental Matters	28
3.19	Labor Matters; Employees	30
3.20	Affiliate Transactions	31
3.21	Disclosure Controls and Procedures	31
3.22	Insurance	33
3.23	Intellectual Property	33

i

3.24	Derivative Transactions and Hedging	35
3.25	Required Vote by Company Stockholders	35
3.26	Brokers	35
3.27	Takeover Provisions	35
3.28	Rights Agreement	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		36
4.1	Organization and Qualification; Subsidiaries	36
4.2	Governing Documents	36
4.3	Capitalization	36
4.4	Authority; Due Authorization; Binding Agreement; Approval	36
4.5	No Violation; Consents	37
4.6	Compliance	38
4.7	SEC Filings; Financial Statements	38
4.8	Absence of Certain Changes or Events	39
4.9	Proxy Statement	39
4.10	Brokers	39
4.11	Reorganization	39

ARTICLE V COVENANTS		39
5.1	Interim Operations of the Company	39
5.2	Interim Operations of Parent	44
5.3	Acquisition Proposals	44
5.4	Access to Information and Properties	48
5.5	Further Action; Commercially Reasonable Efforts	49
5.6	Proxy Statement; Registration Statement; Company Stockholder Meeting	51
5.7	Notification of Certain Matters	52
5.8	Directors’ and Officers’ Insurance and Indemnification	52
5.9	Publicity	53
5.10	Stock Exchange Listing	53
5.11	Employee Benefits	53
5.12	Certain Tax Matters	55
5.13	Section 16 Matters	56
5.14	No Takeover Statute Applies	56

ARTICLE VI CONDITIONS		56
6.1	Conditions to Each Party’s Obligation To Effect the Merger	56
6.2	Conditions to the Obligation of the Company to Effect the Merger	57
6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	58

ARTICLE VII TERMINATION		59
7.1	Termination	59
7.2	Effect of Termination	61

ARTICLE VIII MISCELLANEOUS		61
8.1	Fees and Expenses	61

8.2	Amendment; Waiver	62
8.3	Survival	63
8.4	Notices	63
8.5	Rules of Construction and Interpretation; Definitions	64
8.6	Headings; Schedules	68
8.7	Counterparts	68
8.8	Entire Agreement	68
8.9	Severability	68
8.10	Governing Law	69
8.11	Assignment	69
8.12	Parties in Interest	69
8.13	Specific Performance	69
8.14	Jurisdiction	70

TABLE OF DEFINED TERMS

Defined Term	Location
Acceptable Confidentiality Agreement	Section 8.5(d)(i)
Acquisition Agreement	Section 5.3(c)
Acquisition Proposal	Section 5.3(e)
Adjustment Event	Section 2.6
Agreement	Preamble
Antitrust Division	Section 5.5(b)
Appraisal Shares	Section 2.2
Available Cash Election Amount	Section 2.1(b)(ii)
Book Entry Shares	Section 2.1(d)(i)
Business Day	Section 8.5(d)(ii)
Cash Election Amount	Section 2.1(b)(ii)
Cash Election Share	Section 2.1(b)(ii)
Cash Fraction	Section 2.1(b)(ii)
CERCLA	Section 3.18(a)
Certificate	Section 2.1(d)(i)
Certificate of Merger	Section 1.3
Claim	Section 8.5(d)(iii)
Cleanup	Section 8.5(d)(iv)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.14(j)
Code	Preamble
Company	Preamble
Company Adverse Recommendation Change	Section 5.3(c)
Company Board	Section 3.4(d)
Company Common Stock	Preamble
Company Credit Agreement	Section 3.12(d)
Company Disclosure Letter	Article III
Company Employee Benefit Plan	Section 3.14(a)
Company Financial Advisor	Section 3.4(e)
Company Foreign Plan	Section 3.14(n)
Company IP	Section 8.5(d)(v)
Company Material Contract	Section 3.12(a)
Company Notice of Change	Section 5.3(c)
Company Option	Section 2.3(a)
Company Preferred Stock	Section 3.3
Company Required Vote	Section 3.4(a)
Company Restricted Stock	Section 2.3(b)
Company Rights Agreement	Section 2.7
Company Rights	Section 2.7
Company SEC Documents	Section 3.8(a)
Company Stockholder Meeting	Section 5.6(c)
Company Subsidiary	Section 3.1

Defined Term	Location
Company Termination Date	Section 8.1(b)
Company Welfare Plans	Section 5.11(c)
Company 401(k) Plan	Section 5.11(e)
Confidentiality Agreement	Section 5.4(b)
Continuing Employees	Section 5.11(a)
Delaware Secretary of State	Section 1.3
Derivative Transactions	Section 3.24
DGCL	Section 1.1
DLLCA	Section 1.1
DOL	Section 3.14(c)(i)
Effective Time	Section 1.3
Election Deadline	Section 2.1(d)(ii)
Election Form	Section 2.1(d)(i)
Election Form Record Date	Section 2.1(d)(i)
Employment and Withholding Taxes	Section 8.5(d)(vi)
Environmental Laws	Section 3.18(a)
ERISA	Section 3.14(a)
Exchange Act	Section 3.5(b)
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(b)(iii)
Excluded Shares	Section 2.1(f)
FCPA	Section 3.7(b)
FTC	Section 5.5(b)
Governmental Entity	Section 3.5(a)
Governmental Foreign Plan	Section 3.14(n)
Hazardous Material	Section 8.5(d)(vii)
HSR Act	Section 3.5(b)
Intellectual Property	Section 8.5(d)(viii)
In-the-Money Company Options	Section 2.3(a)
IRS	Section 3.14(c)(i)
knowledge	Section 8.5(d)(ix)
Law	Section 8.5(d)(x)
Liens	Section 8.5(d)(xi)
Litigation	Section 8.5(d)(xii)
Mailing Date	Section 2.1(d)(i)
Material Adverse Effect	Section 8.5(d)(xiii)
Merger	Preamble
Merger Consideration	Section 2.1(e)
Merger Sub	Preamble
Mixed Consideration Election Share	Section 2.1(b)(i)
Mixed Election Stock Exchange Ratio	Section 2.1(b)(i)
Money Laundering Laws	Section 3.7(c)
Non-Election Shares	Section 2.1(d)(ii)
NYSE	Section 2.1(b)(i)

v

Defined Term	Location
Out-of-Pocket Expenses	Section 8.1(c)
Parent	Preamble
Parent Common Stock	Section 2.1(b)(i)
Parent DC Plan	Section 5.11(e)
Parent Disclosure Letter	Article IV
Parent Governing Documents	Section 4.2
Parent Options	Section 4.3
Parent Preferred Stock	Section 4.3
Parent SEC Documents	Section 4.7(a)
Parent Share Value	Section 2.1(b)(i)
Parent Subsidiaries	Section 4.1
PBGC	Section 3.14(f)
Per Share Cash Election Consideration	Section 2.1(b)(ii)
Per Share Mixed Consideration	Section 2.1(b)(i)
Per Share Mixed Election Cash Amount	Section 2.1(b)(i)
Per Share Mixed Election Stock Amount	Section 2.1(b)(i)
Per Share Stock Election Consideration	Section 2.1(b)(iii)
Permits	Section 3.6(b)
Permitted Liens	Section 8.5(d)(xiv)
Person	Section 8.5(d)(xv)
Proxy Statement	Section 3.15
Recent Company SEC Documents	Section 3.9
Registered IP	Section 3.23(a)
Registration Statement	Section 3.15
Release	Section 8.5(d)(xvi)
Representatives	Section 5.3(a)
Return	Section 8.5(d)(xvii)
SEC	Section 3.8(a)
Securities Act	Section 3.5(b)
SOX	Section 3.21(a)
Stock Election Share	Section 2.1(b)(iii)
Stock Plans	Section 2.3(a)
Subsidiary	Section 8.5(d)(xviii)
Superior Proposal	Section 5.3(e)
Surviving Entity	Section 1.1
Tax	Section 8.5(d)(xix)
Termination Date	Section 7.1(b)(i)
Title IV Plan	Section 3.14(b)
USG Authorities	Section 5.5(f)
WARN Act	Section 3.19(c)
Welfare Plan	Section 3.14(j)

AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger (this “Agreement”) dated April 9, 2010, by and among Halliburton Company, a Delaware corporation (“Parent”), Gradient, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Boots & Coots, Inc., a Delaware corporation (the “Company”).
     WHEREAS, the respective Boards of Directors of Parent and the Company and the sole member of Merger Sub deem it advisable and in the best interests of their respective corporations and stockholders and limited liability company and member that a transaction be effected pursuant to which (i) the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”), and (ii) subject to the provisions of Article II, Parent will pay the Merger Consideration (as defined in Section 2.1(e) and with specific per share consideration determined as a result of the election, pro ration and other provisions of Article II) for each outstanding share of common stock of the Company, par value $0.00001 per share (the “Company Common Stock”), upon the terms and subject to the conditions set forth herein, and such Boards of Directors and sole member have approved this Agreement and the Merger; and
     WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Merger will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, (ii) Merger Sub be disregarded as an entity separate from Parent and (iii) this Agreement be and is adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and the regulations promulgated thereunder;
     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), the Company shall merge with and into Merger Sub, the separate existence of the Company shall thereupon cease and Merger Sub shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as a wholly-owned Subsidiary of Parent. The Merger shall have the effects set forth in the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and the Company.
     1.2 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement will take place at 10:00 a.m. (local time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be so satisfied or (to the extent permitted by applicable Law) waived by the party entitled to the benefit of those conditions on the Closing Date), at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002 unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).
     1.3 Effective Time of the Merger. Upon the terms and subject to the provisions of this Agreement, at the Closing, Parent, Merger Sub and the Company will cause an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in the DGCL and the DLLCA. The Merger shall become effective (the “Effective Time”) upon the later of (i) the date of filing of a properly executed Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL and the DLLCA, and (ii) such time, if any, as the parties shall agree and as specified in the Certificate of Merger. The filing of the Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date.
     1.4 Certificate of Formation. Pursuant to the Merger, the Certificate of Formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Formation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.
     1.5 Limited Liability Company Agreement. Pursuant to the Merger, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof, the Surviving Entity’s Certificate of Formation and the DLLCA.
     1.6 Member and Officers. At and after the Effective Time, the sole member of Merger Sub shall be Parent and the officers of Merger Sub shall be the officers of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s Certificate of Formation and limited liability company agreement and the DLLCA.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND
MERGER SUB; EXCHANGE OF CERTIFICATES AND PAYMENT
     2.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of their securities:
          (a) LLC Interest of Merger Sub. All of the outstanding limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding limited liability company interests of the Surviving Entity.

          (b) Capital Stock of the Company. At the Effective Time, subject to Section 2.1(c) and the other provisions of this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any Company Restricted Stock, as defined in Section 2.3(b), but excluding any Excluded Shares and any Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration:
          (i) Each share of Company Common Stock (including any Company Restricted Stock, but excluding any Excluded Shares) with respect to which an election to receive a combination of stock and cash has been effectively made and not revoked or lost pursuant to Section 2.1(d) (each, a “Mixed Consideration Election Share”) and each Non-Election Share, as defined in Section 2.1(d), shall be converted into the right to receive the combination (such combination, the “Per Share Mixed Consideration”) of (x) $1.73 in cash (the “Per Share Mixed Election Cash Amount”) and (y) a number of validly issued, fully paid and non-assessable shares of common stock, par value $2.50 per share, of Parent (“Parent Common Stock”), (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.4(e)) equal to the quotient (the “Mixed Election Stock Exchange Ratio”) determined by dividing $1.27 (“Per Share Mixed Election Stock Amount”) by the volume weighted average price per share of Parent Common Stock for the period of five consecutive trading days ending on the second full trading day immediately prior to the Effective Time and rounding to the nearest ten-thousandth of a share, for sales conducted regular way on the New York Stock Exchange (“NYSE”), as such volume weighted average price is calculated on the VAP screen on the Bloomberg Professional ™ Service and shown as VWAP for such period or, if not calculated thereby, another authoritative source (the “Parent Share Value”), and rounding to the nearest ten-thousandth of a share.
          (ii) If the Available Cash Election Amount equals or exceeds the Cash Election Amount (each as defined below), then each share of Company Common Stock (including any Company Restricted Stock, but excluding any Excluded Shares) with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.1(d) (each, a “Cash Election Share”) shall be converted into the right to receive $3.00 in cash without interest (the “Per Share Cash Election Consideration”). If (A) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the product of (x) the Per Share Mixed Election Cash Amount and (y) the difference between (1) the total number of shares of Company Common Stock (including any Company Restricted Stock, but excluding any Excluded Shares) issued and outstanding immediately prior to the Effective Time minus (2) the number of Mixed Consideration Election Shares (provided that Non-Election Shares shall be deemed to be Mixed Consideration Election Shares for purposes of this Section 2.1(b)(ii)) (such product being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common

Stock equal to the product of (r) the Exchange Ratio and (s) one minus the Cash Fraction, and rounding to the nearest ten-thousandth of a share.
          (iii) If the Cash Election Amount equals or exceeds the Available Cash Election Amount, then each share of Company Common Stock (including any Company Restricted Stock, but excluding any Excluded Shares) with respect to which an election to receive stock consideration is properly made and not revoked or lost pursuant to Section 2.1(d) (each, a “Stock Election Share”) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Common Stock (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.4(e) (the “Per Share Stock Election Consideration”)), equal to the quotient (the “Exchange Ratio”) determined by dividing $3.00 by the Parent Share Value, and rounding to the nearest ten-thousandth of a share. If the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration, and rounding to the nearest ten-thousandth of a share.
          (c) Election Adjustments. Notwithstanding anything in this Agreement to the contrary:
          (i) to the fullest extent permitted by Law, for purposes of determining the allocations set forth in Section 2.1(b), Parent shall have the right to require, but not the obligation to require (unless such requirement is necessary to satisfy the conditions set forth in Section 6.2(c) or Section 6.3(d)), that any shares of Company Common Stock that constitute Appraisal Shares as of the Election Deadline be treated as Cash Election Shares not subject to the pro rata selection process contemplated by Section 2.1(b), including the second sentence of Section 2.1(b)(ii), and, if Parent so requires, then, to the fullest extent permitted by Law, such Appraisal Shares shall be treated as Cash Election Shares not subject to the pro rata selection process contemplated by Section 2.1(b) and the Merger Consideration will be adjusted accordingly, including the deduction of the aggregate amount payable attributable to the Appraisal Shares from the Available Cash Election Amount; and
          (ii) if and to the minimum extent necessary to satisfy the conditions set forth in Sections 6.2(c) and 6.3(d), the Per Share Mixed Election Cash Amount shall be decreased, and the Per Share Mixed Election Stock Amount shall be correspondingly increased; provided that the sum of the Per Share Mixed Election Cash Amount and the Per Share Mixed Election Stock Amount shall at all times equal $3.00.
          (d) Election Procedures.

          (i) Not less than 30 days prior to the anticipated Effective Time, an election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to any certificate (a “Certificate”) theretofore representing shares of Company Common Stock or non-certificated shares represented by book entry (“Book Entry Shares”) shall pass, only upon proper delivery of such Certificates or Book Entry Shares, respectively, to the Exchange Agent), in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”), shall be mailed at such time as the Company and Parent may agree (the “Mailing Date”) to each holder of record of shares of Company Common Stock as of the close of business on the record date for notice of the Company Stockholder Meeting (the “Election Form Record Date”).
          (ii) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of any Excluded Shares or any Appraisal Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Mixed Consideration, (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Election Consideration, (iii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Election Consideration, or (iv) that such holder makes no election with respect to such holder’s Company Common Stock (“Non-Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the 20th day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the “Election Deadline”) (other than any shares of Company Common Stock that constitute Appraisal Shares as of such time) shall also be deemed to be Non-Election Shares.
          (iii) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
          (iv) Any election shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only (A) if accompanied by one or more Certificates (or customary affidavits and, if required by Parent or the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate) and/or (B) upon receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Book Entry Shares to the Exchange Agent as the Exchange Agent may reasonably request, collectively representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become Non-Election Shares and Parent shall cause the Certificates representing such shares of Company Common Stock or Book Entry Shares to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of such shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, Parent shall have sole discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Parent (or the Exchange Agent, if so empowered) regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
          (e) Cancellation of Shares. Shares of Company Common Stock, when converted in accordance with Section 2.1(b), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of Company Common Stock previously represented thereby (i) the consideration set forth in Section 2.1(b), (ii) any dividends or other distributions in accordance with Section 2.4(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.4(e), in each case without interest (collectively, the “Merger Consideration”), and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.4.
          (f) Treasury Stock. All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).
     2.2 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if appraisal rights are available under Delaware law, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1, but instead at the Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL and, at the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s

Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Election Deadline, each of such holder’s Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration pursuant to Section 2.1. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
     2.3 Treatment of Stock Options, Stock Appreciation Rights and Restricted Stock.
          (a) Each outstanding option to purchase shares of Company Common Stock and each stock appreciation right with respect to a share of Company Common Stock granted under the Company’s 2000 Long Term Incentive Plan, 2004 Long-Term Incentive Plan and 2006 Non-Employee Director Stock Incentive Plan (together with any other plan pursuant to which any equity-based incentive awards are outstanding as of the date hereof, the “Stock Plans”), whether or not vested (a “Company Option”), shall be treated as follows as of the Effective Time. The Company shall cause, as of the Effective Time, (i) any Company Option that has an exercise price per share that is equal to or greater than $3.00 to be cancelled for no consideration and (ii) any Company Option that has an exercise price per share that is less than $3.00 (the “In-the-Money Company Options”) to be cancelled and converted into the right to receive, from the Surviving Entity, within two Business Days following the Effective Time, an amount in cash (less any applicable withholding Taxes and without interest) equal to the product of (i) the excess of (A) $3.00 over (B) the per share exercise price of Company Common Stock subject to such In-the-Money Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such In-the-Money Company Option immediately prior to the Effective Time (whether or not vested). As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except, with respect to In-the-Money Company Options, the right to receive the payment described in the immediately preceding sentence.
          (b) As of the Effective Time, the restrictions on each restricted share of Company Common Stock (collectively, the “Company Restricted Stock”) granted and then outstanding under the Stock Plans shall, without any action on the part of the holder thereof, lapse immediately prior to the Effective Time, and each such share of Company Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock not subject to any restrictions; provided, that upon vesting the holder may satisfy any applicable withholding Tax obligations by returning to the Surviving Entity or Parent a sufficient number of shares of Company Common Stock equal in value (at $3.00 per share) to such obligation.
     2.4 Exchange of Company Common Stock.

          (a) Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company’s transfer agent or a bank or trust company designated by Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this Article II all deliveries of cash and Parent Common Stock as required by this Article II. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.4(c) and to make payments in lieu of fractional shares pursuant to Section 2.4(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.4(c) and fractional shares in accordance with Section 2.4(e)) shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Company Common Stock or Company Options. Any interest and other income resulting from such investments shall be paid to Parent. Except as contemplated by this Agreement, the Exchange Fund shall not be used for any other purpose.
          (b) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon proper delivery of the corresponding Certificates to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, and shall be in customary form as directed by Parent and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares and the holders of Certificates or Book Entry Shares who previously surrendered Certificates or Book Entry Shares to the Exchange Agent with properly completed and duly executed Election Forms shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.1, (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.1, dividends and other distributions pursuant to Section 2.4(c) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.4(e). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.
          (c) Distributions with Respect to Unexchanged Parent Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.4. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.1 and cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Parent Common Stock.
          (d) Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(c) or Section 2.4(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.
          (e) Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Value and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.1 hereof.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock after 180 days following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to

Parent, any former holders of Company Common Stock (other than Appraisal Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.
          (g) No Liability. Neither Parent nor the Surviving Entity shall be liable to any holder of shares of Company Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any abandoned property, escheat or similar law.
          (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate.
          (i) Withholding. Except as contemplated by Section 2.3(b), each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options or Company Restricted Stock such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Option or Company Restricted Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be.
          (j) Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.
     2.5 Stock Transfer Books. At the close of business on the date on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Effective Time occurs, any Certificates or Book Entry Shares presented to the Exchange Agent, Parent or the Surviving Entity for any reason shall represent the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby.

     2.6 Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), the Merger Consideration will be adjusted accordingly to provide to the holders of Company Common Stock and Company Options the same economic effect as contemplated by this Agreement prior to such Adjustment Event.
     2.7 Associated Rights. References in this Agreement to Company Common Stock shall include, unless the context requires otherwise, the associated rights (the “Company Rights”) distributed to the holders of Company Common Stock pursuant to the Rights Agreement dated as of November 17, 2001 (the “Company Rights Agreement”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub that, except as otherwise set forth in the Company’s disclosure letter delivered to Parent at or prior to the execution of this Agreement (the “Company Disclosure Letter,” which letter has been arranged to correspond to the numbered and lettered sections contained in this Article, provided that disclosure of any item in any section of the Company Disclosure Letter shall not be deemed to be disclosed with respect to any other section of this Article III unless the relevance of such item is reasonably apparent on its face):
     3.1 Organization and Qualification; Subsidiaries. The Company is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted and as proposed to be conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company (each a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) has the requisite corporate or other business entity power and authority to own or lease its properties and to carry on its business as it is now being conducted and as proposed to be conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, in each case, except as has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 3.1 of the Company Disclosure Letter sets forth a true and complete list of all of the Company Subsidiaries, the state of incorporation or formation of each Company Subsidiary and, as of the date hereof, the jurisdictions in which each Company Subsidiary is qualified or licensed to do business. Other than with respect to the Company Subsidiaries, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for, any equity interest in, any corporation, partnership, joint venture or other business entity.
     3.2 Governing Documents. The Company has heretofore furnished to Parent a true and complete copy of its certificate of incorporation and bylaws and the comparable organizational documents of each Company Subsidiary, each as amended to date. Such certificate of incorporation, bylaws and organizational documents are in full force and effect as of the date of this Agreement.
     3.3 Capitalization. The authorized capital stock of the Company consists of 125,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.00001 per share (“Company Preferred Stock”). As of April 9, 2010, (i) 81,793,163 shares of Company Common Stock were issued and outstanding (including, for the avoidance of doubt, shares in the form of Company Restricted Stock issued pursuant to the Stock Plans), all of which were validly issued, fully paid and non-assessable (except for any Company Restricted Stock), and none of which were issued in violation of any preemptive or similar rights of any Company securityholder, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) Company Options (other than stock appreciation rights) to purchase an aggregate of 3,644,525 shares of Company Common Stock were issued and outstanding (of which Company Options to purchase an aggregate of 3,493,775 shares of Company Common Stock were exercisable) and (iv) stock appreciation rights relating to 275,000 shares of Company Common Stock were issued and outstanding. Section 3.3 of the Company Disclosure Letter sets forth a list of all Company Options by holder, with the exercise price and vesting date of each such Company Option, and all Company Restricted Stock by holder, with the date all restrictions terminate. 1,000,000 shares of Company Preferred Stock are reserved for issuance in connection with the Company Rights Agreement, and no shares of Company Preferred Stock are issued and outstanding. Since April 9, 2010, to the date of this Agreement, the Company has not issued any shares of capital stock or granted any options, warrants or other rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock, except for shares of Company Common Stock and associated Company Rights issued pursuant to the exercise of Company Options and except for Company Options and Company Restricted Stock reflected on Section 3.3 of the Company Disclosure Letter. Subject to the foregoing, there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary. All of the issued and outstanding capital stock or equivalent equity interests of each Company Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through Subsidiaries, free and clear of any Lien (other than in favor of the lenders under the Company Credit Agreement, the Company or its Subsidiaries); and none of the outstanding shares of capital stock or equivalent equity interests of the Company Subsidiaries were issued in violation of any preemptive or similar rights arising by operation of law, or under the charter, bylaws or other comparable organizational documents of any Company Subsidiary or under any agreement to which the Company or any Company Subsidiary is a party. There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote.
     3.4 Authority; Due Authorization; Binding Agreement; Approval.
          (a) The Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement subject, with respect to the Merger, to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement (the “Company Required Vote”).
          (b) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of the Company (other than, with respect to the Merger, the adoption of this Agreement by the Company Required Vote and the filing of appropriate merger documents as required by Delaware law).
          (c) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, fraudulent transfer, reorganization and other laws of general applicability relating to or affecting the rights or remedies of creditors and by general equitable principles (whether considered in a proceeding in equity or at law).
          (d) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby and all other corporate action required to be taken in connection with the consummation of the transactions contemplated hereby, (iii) directing that the adoption of this Agreement be submitted to the stockholders of the Company for consideration in accordance with this Agreement and (iv) recommending adoption of this Agreement by the stockholders of the Company, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
          (e) The Company Board has received an opinion of Howard Frazier Barker Elliot, Inc. (the “Company Financial Advisor”), to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent, the Company or any of their Subsidiaries), in the aggregate, in the Merger is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion will promptly be delivered to Parent by the Company solely for informational purposes after receipt thereof.
     3.5 No Violation; Consents.
          (a) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with or violate the certificate of incorporation and bylaws of the Company or the comparable organizational documents of any of its Subsidiaries, (ii) constitute a breach or violation of, a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, require consent under, or give rise to a right of termination, cancellation, creation or acceleration of any obligation, payment of any consent or similar fee, or to the loss of any benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any indenture, mortgage, deed of trust, loan or credit agreement, note, bond, lease or other agreement, including any Material Contract (as defined in Section 3.12(a)), instrument or Permit (as defined in Section 3.6(b)) to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties are bound or subject, (iii) (assuming that the consents and approvals referred to in Section 3.5(b) are duly and timely made or obtained and that, to the extent required by applicable Law, the adoption of this Agreement by the Company Required Vote is obtained) conflict with or violate any Law or any order, judgment, decree or injunction of any federal, state or local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental United States or foreign self-regulatory agency, commission, body, entity or authority or any arbitral tribunal (each, a “Governmental Entity”) directed to the Company or any of its Subsidiaries or any of their properties, except, in the case of clause (ii) or (iii), for such conflicts, breaches, violations, consent requirements, terminations, obligations, fees, loss of benefits, defaults or Liens, that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) Except for (i) compliance with applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the “HSR Act”) and any other applicable Law analogous to the HSR Act or otherwise regulating antitrust, competition or merger control matters in foreign jurisdictions, (ii) compliance with any applicable requirements of (A) the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934 (the “Exchange Act”) and any other applicable U.S. state or federal securities laws and (B) the NYSE (including the NYSE Amex), (iii) filing or recordation of merger or other appropriate documents as required by Delaware Law or applicable Law of other states in which the Company is qualified to do business and (iv) such other authorizations, consents, approvals or filings the failure of which to obtain or make has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or any third party is required to be obtained or made by the Company for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.
     3.6 Compliance.
          (a) Except with respect to matters addressed in Sections 3.14 and 3.19, each of the Company and its Subsidiaries is not, and at all times since January 1, 2008 has not been, in (i) violation of its certificate of incorporation, bylaws or other comparable organizational documents, as applicable, (ii) violation of any Law applicable to it or order, judgment or decree of any Governmental Entity having jurisdiction over it, or (iii) default in the performance of any contract, obligation, agreement, covenant or condition under any indenture, mortgage, deed of trust, loan, credit agreement, note, bond, lease or other agreement, instrument or Permit to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties are bound or subject, except, in the case of clauses (ii) and (iii), for such violations or defaults that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) The Company and its Subsidiaries hold all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals (“Permits”) of Governmental Entities or other Persons necessary for the conduct of their respective businesses as currently conducted, except where the failure to hold such Permits has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its Subsidiaries has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, except for such terminations, modifications or nonrenewals as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any such Permit, or result in any termination, modification or nonrenewals thereof, except for such violations, terminations, modifications or nonrenewals thereof as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     3.7 Certain Business Practices.
          (a) To the knowledge of the Company, none of the Company or any of its Subsidiaries, any of their directors, officers, employees or agents, or any shareholders of the Company acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (i) made, authorized or offered any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable anti-bribery or anti-corruption Law of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Effective Time applicable to the Company or any of its Subsidiaries or their respective operations. The Company has instituted and maintained policies and procedures reasonably designed to prevent violations of such Law, and the Company has previously made available to Parent true, complete and correct copies of such policies and procedures.
          (b) To the knowledge of the Company, none of the Company or any of its Subsidiaries, any of their directors, officers, employees or agents, or any shareholders of the Company acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, any action in furtherance of any offer, payment, promise to pay or authorization of the payment of any money or other property, or offer, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and the Company and its Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to prevent, and which are reasonably expected to prevent, violations thereof.
          (c) The operations of the Company and its Subsidiaries are and have been at all times since January 1, 2005 conducted in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
          (d) None of the Company or any of its Subsidiary or, to the knowledge of the Company, any Representatives or affiliates of the Company or any Subsidiary of the Company is in violation of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
     3.8 SEC Filings; Financial Statements.
          (a) The Company has timely filed all reports, schedules, registration statements, definitive proxy statements and exhibits to the foregoing documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2008 (collectively, the “Company SEC Documents”). As of their respective dates, (i) the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Company SEC Document has been revised or superseded by a later-filed Company SEC Document, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is currently required to file any form, report or other document with the SEC. No event since the date of the most recent Company SEC Document has occurred that would require the Company to file a current report on Form 8-K other than the execution of this Agreement.
          (b) The historical financial statements of the Company, together with the related schedules and notes thereto, included in the Company SEC Documents (i) comply as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) present fairly the consolidated financial position of the Company and its consolidated Subsidiaries, at the dates indicated, and the statements of income, cash flows and stockholders’ equity of the Company and its consolidated Subsidiaries, for the periods specified; and such historical financial statements have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods involved, except as noted therein. Except as reflected in such historical financial statements, including the notes thereto, or as otherwise disclosed in the Company SEC

Documents, neither the Company nor any of its Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K of the SEC).
     3.9 Absence of Certain Changes or Events. Since December 31, 2009, except as contemplated by this Agreement, each of the Company and its Subsidiaries has conducted its businesses only in the ordinary course consistent with past practice and there has not been (i) any event, circumstance, change, occurrence or state of facts that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (ii) until the date of this Agreement, any event that were it to be taken from and after the date hereof would require approval of Parent pursuant to Section 5.1. Since December 31, 2009, except as contemplated by this Agreement or disclosed in the Company SEC Documents filed with the SEC since January 1, 2010 and publicly available five Business Days prior to the date of this Agreement (the “Recent Company SEC Documents”), there has not been (i) any change by the Company in any of its Tax methods or elections or in any of its accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its consolidated Subsidiaries, except insofar as may have been required by a change in GAAP (or, if applicable with respect to foreign Subsidiaries, international financial reporting standards or other relevant foreign generally accepted accounting principles), applicable Law or regulatory guidelines, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition for value of any of its capital stock, other than acquisitions of Company Common Stock pursuant to benefit plans to satisfy withholding tax obligations, (iii) any granting by the Company or any of its Subsidiaries of any material increase in compensation or fringe benefits to any employee or director (except for increases in the ordinary course of business consistent with past practice), or any payment by the Company or any of its Subsidiaries of any material bonus (except for bonuses made in the ordinary course of business consistent with past practice), or any entry by the Company or any of its Subsidiaries into any contract (or amendment of an existing contract) to grant or provide severance, acceleration of vesting, termination pay or other similar benefits (except in the ordinary course of business consistent with past practice), (iv) any revaluation by the Company or any of its Subsidiaries of any of their respective assets, including writing off notes or accounts receivable or any sale of assets of the Company or any of its Subsidiaries, in excess of $250,000 in the aggregate, (v) any notice from the NYSE (including the NYSE Amex) with respect to any potential delisting of shares of Company Common Stock, (vi) any sale, transfer or other disposition outside of the ordinary course of business of any material property or material assets (whether real, personal or mixed, tangible or intangible) by the Company or any of its Subsidiaries or (vii) any commitment or agreement with respect to the items described in the preceding clauses (i) through (vi).
     3.10 Absence of Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Recent Company SEC Documents, (ii) for liabilities and obligations arising under this Agreement and transactions contemplated by this Agreement, and (iii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     3.11 Litigation. Except with respect to matters addressed in Sections 3.14 and 3.19, there is no action, suit, investigation or proceeding before or by any Governmental Entity now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries or any of their respective assets that has had or could reasonably be expected to have (if adversely determined), individually or in the aggregate, a Material Adverse Effect or is reasonably likely to materially and adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement. The summary and status of the litigation matters described in Section 3.11 of the Company Disclosure Letter, including a description of insurance coverage with respect thereto, is true and complete.
     3.12 Material Contracts.
          (a) Except for such agreements or arrangements that are included as exhibits to the Recent Company SEC Documents, and except for this Agreement, as of the date of this Agreement, neither the Company nor any of it Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):
          (i) which is an employment agreement between the Company or a Subsidiary, on the one hand, and any of its officers and key employees, on the other hand, excluding any unwritten agreement that provides de minimis working condition benefits and is terminable unilaterally by the Company or its Subsidiaries without liability;
          (ii) which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing;
          (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement;
          (iv) except for intercompany transactions among the Company and its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice, relating to the borrowing of money (including any guarantee thereof) or that is a mortgage, security agreement, capital lease or similar agreements, in each case in excess of $250,000 or that creates a Lien other than a Permitted Lien on any material asset of the Company or any Company Subsidiary;
          (v) relating to the sale of any of the assets or properties of the Company or any of its Subsidiaries in excess of $250,000;
          (vi) relating to the acquisition by the Company or any of its Subsidiaries of any assets, operating business or the capital stock of any other Person in excess of $250,000;

          (vii) which expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, during any period of time;
          (viii) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons;
          (ix) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Merger;
          (x) which relates to the use of agents or representatives located or conducting business in jurisdictions outside of the United States of America;
          (xi) which requires a consent to a change of control of the Company or to an assignment of the contract, arrangement, commitment or understanding by the Company to a third party, as the case may be; or
          (xii) other than those agreements listed in clauses (i) to (xi) above, which provides for the payment or receipt by the Company or any of its Subsidiaries of amounts in excess of $250,000 individually within the next 12 months and is not terminable without premium or penalty on less than 30 days’ notice.
Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not included as an exhibit to the Recent Company SEC Documents or disclosed in the Company Disclosure Letter, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1(s) and the bringdown of Section 3.12(b) pursuant to Section 6.3(a), “Company Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Recent Company SEC Documents.
          (b) Each Company Material Contract is valid and binding and in full force and effect and the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for such matters as have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Company’s knowledge, (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Company Material Contract and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material

Contract or exercise remedies thereunder. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (c) As of the date of this Agreement, there are no outstanding authorizations for expenditures or other calls for payments in excess of $250,000 that are due or that the Company or its Subsidiaries are committed to make that have not been made.
          (d) Except for the Credit and Security Agreement dated February 10, 2009 by and between the Company and Wells Fargo Bank, National Association (the “Company Credit Agreement”), no indebtedness for borrowed money of the Company or any of its Subsidiaries contains any restrictions (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence by the Company or any of its Subsidiaries of any indebtedness for borrowed money, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.
     3.13 Customers and Suppliers. Since January 1, 2009, (a) no material customer or supplier of the Company or any of its Subsidiaries has canceled or otherwise terminated its relationship with the Company or any of its Subsidiaries, (b) no material customer or supplier of the Company or any of its Subsidiaries has overtly threatened to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries and (c) the Company and its Subsidiaries have no direct or indirect ownership interest that is material to the Company and its Subsidiaries taken as a whole in any customer or supplier of the Company or any of its Subsidiaries.
     3.14 Employee Benefit Plans.
          (a) Except for documents included as exhibits to the Recent Company SEC Documents filed and publicly available prior to the date of this Agreement, the Company does not sponsor, maintain or contribute to or have any obligation to maintain or contribute to, or have any direct or indirect liability, whether contingent or otherwise, with respect to any plan, program, arrangement or agreement that is a pension, profit-sharing, savings, retirement, employment or consulting (excluding any unwritten agreement that provides de minmis working condition benefits and is terminable unilaterally by the Company or any of its Subsidiaries without liability), severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company is the owner, the beneficiary, or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, arrangement or agreement, whether written or oral, including any (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security

Act of 1974 (“ERISA”) or (ii) other employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise) under which any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company has any present or future right to benefits (including all such documents included as exhibits to the Company SEC Documents filed and publicly available prior to the date of this Agreement, each a “Company Employee Benefit Plan”). All references to the “Company” in this Section 3.14 shall refer to the Company and its Subsidiaries. Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list of the Company Employee Benefit Plans.
          (b) Except for certain of the Governmental Foreign Plans as defined in Section 3.14(n), the Company and its ERISA Affiliates do not maintain, contribute or have any liability, whether contingent or otherwise, with respect to, and have not within the preceding six years maintained, contributed or had any liability, whether contingent or otherwise, with respect to any employee benefit plan, program, agreement or arrangement (including, for such purpose, any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which the Company or an ERISA Affiliate previously maintained or contributed to within such preceding six years), that is, or has been, (i) subject to Title IV of ERISA (a “Title IV Plan”) or Section 412 of the Code, (ii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iii) subject to Sections 4063 or 4064 of ERISA, (iv) a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, (vi) funded by a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code or (vii) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code. For purposes of this Section 3.14, “ERISA Affiliate” means any Person that would be considered a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code.
          (c) Except with respect to a Governmental Foreign Plan, (i) each Company Employee Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws; (ii) with respect to each Company Employee Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the Internal Revenue Service (the “IRS”), the United States Department of Labor (“DOL”) or any other Governmental Entity, or to the participants or beneficiaries of such Company Employee Benefit Plan have been filed or furnished on a timely basis; (iii) each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter or is subject to an opinion letter from the IRS to the effect that the Company Employee Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and, to the best knowledge of the Company as of the date hereof, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA, the Code or any other applicable Laws; (iv) other than routine claims for benefits, no Liens, lawsuits or complaints to or by any Person or Governmental Entity have been filed against any Company

Employee Benefit Plan or the Company with respect to any Company Employee Benefit Plan or, to the best knowledge of the Company as of the date hereof, against any other Person or party relating to a Company Employee Benefit Plan and, to the best knowledge of the Company as of the date hereof, no such Liens, lawsuits or complaints are contemplated or threatened with respect to any Company Employee Benefit Plan or the Company with respect to any Company Employee Benefit Plan; (v) no individual who has performed services for the Company has been improperly excluded from participation in any Company Employee Benefit Plan; and (vi) the Company has not initiated any proceedings pursuant to the IRS Employee Plans Compliance Resolution System (currently set forth in Revenue Procedure 2008-50), the Company has made the required payments and filings necessary to satisfy the requirements of the DOL’s Delinquent Filer Voluntary Fiduciary Correction Program and the DOL’s Delinquent Filer Voluntary Compliance Program with respect to all returns, reports or other documentation required to have been filed with the IRS or the DOL and that initially were not properly filed, and there are no audits or similar proceedings pending with the IRS or the DOL with respect to any Company Employee Benefit Plan.
          (d) For each Title IV Plan set forth in Section 3.14(a) of the Company Disclosure Letter, as of the last day of the most recent plan year ended prior to the date hereof, there is no “amount of unfunded benefit liabilities,” as defined in Section 4001(a)(18) of ERISA, and there has been no material change in the financial condition of any such Title IV Plan since the last day of its most recent fiscal year.
          (e) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA and the regulations thereunder, with respect to any Title IV Plan set forth in Section 3.14(a) of the Company Disclosure Letter that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a reportable event.
          (f) The Company has not terminated any Title IV Plan within the last six years or incurred any outstanding liability under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation (the “PBGC”), or to a trustee appointed under Section 4042 of ERISA. All premiums due the PBGC with respect to the Title IV Plans set forth in Schedule 3.14(a) of the Company Disclosure Letter have been paid. The Company has not filed a notice of intent to terminate any Title IV Plan set forth in Schedule 3.14(a) of the Company Disclosure Letter and has not adopted any amendment to treat such Title IV Plan as terminated. The PBGC has not instituted, or to the Company’s knowledge, threatened to institute, proceedings to treat any Title IV Plan set forth in Schedule 3.14(a) of the Company Disclosure Letter as terminated. No event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan set forth in Schedule 3.14(a) of the Company Disclosure Letter.
          (g) Neither the Company nor any of its ERISA Affiliates or organizations to which the Company or an ERISA Affiliate is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.

          (h) Neither the Company nor, to the best knowledge of the Company as of the date hereof, any other “party in interest” or “disqualified person” with respect to any Company Employee Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Company Employee Benefit Plan which, individually or in the aggregate, could reasonably be expected to subject the Company to a tax or penalty imposed by Section 4975 of the Code or Sections 501, 502 or 510 of ERISA. To the best knowledge of the Company as of the date hereof, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Company Employee Benefit Plan.
          (i) All liabilities or expenses of the Company in respect of any Company Employee Benefit Plan which have not been paid, have been properly accrued on the Company’s most recent financial statements in compliance with GAAP. All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Employee Benefit Plan, or in accordance with applicable Law, as of the date hereof have been timely made or reflected on the Company’s financial statements in accordance with GAAP.
          (j) The Company has no obligation to provide or make available any post-employment benefit under any Company Employee Benefit Plan which is a “welfare plan” (as defined in Section 3(1) of ERISA) (“Welfare Plan”) for any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (otherwise referred to as “COBRA”) or other applicable Law, and at no expense to the Company or any Subsidiary of the Company except as imposed by applicable Law.
          (k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company; (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. No current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) has or will obtain a right to receive a gross-up payment from the Company with respect to any excise taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise. The Company has made available to Parent its current good faith estimate of the maximum aggregate amount of any gross up payment that would be payable with respect to excise taxes imposed by Section 4999 of the Code.
          (l) The Company has made available to Parent with respect to each Company Employee Benefit Plan (excluding Governmental Foreign Plans), to the extent applicable: (i) the most recent documents constituting the Company Employee Benefit Plan and all amendments thereto; (ii) any related trust agreement or other funding instrument and all other material contracts currently in effect with respect to such Company Employee Benefit Plan (including all administrative agreements, group insurance contracts and group annuity contracts); (iii) the most recent IRS determination or opinion letter; (iv) the most recent summary plan description, summary of material modifications and any other written communication (or a written description of any oral communications) by the Company to its employees concerning the extent of the benefits provided under a Company Employee Benefit Plan; (v) the three most recent (A) Forms 5500 and attached schedules, and (B) audited financial statements; and (vi) for the last three years, all correspondence with the IRS, the DOL and any other Governmental Entity regarding the operation or the administration of any Company Employee Benefit Plan.
          (m) The Company has no contract or commitment, whether legally binding or not, to create any additional employee benefit or compensation plans, policies or arrangements or, except as may be required by Law, to modify any Company Employee Benefit Plan.
          (n) With respect to each Company Employee Benefit Plan that is subject to the Laws or applicable customs or rules of relevant jurisdictions other than the United States (each, a “Company Foreign Plan”), but excluding for purposes of this sentence any Company Foreign Plan that is established and maintained by a Governmental Entity (a “Governmental Foreign Plan”): (i) each Company Foreign Plan is in compliance in all material respects with the applicable provisions of Law regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such Company Foreign Plan is maintained, to the extent those Laws are applicable to such Company Foreign Plan; (ii) each Company Foreign Plan has been administered at all times and in all material respects in accordance with its terms; (iii) there are no pending investigations by any Governmental Entity involving any Company Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of the Company Foreign Plans), suits or proceedings against any Company Foreign Plan or asserting any rights or claims to benefits under any Company Foreign Plan; and (iv) the transactions contemplated by this Agreement, by themselves or in conjunction with any other transactions, will not create or otherwise result in any material liability, accelerated payment or any enhanced benefits with respect to any Company Foreign Plan. Section 3.14(n) of the Company Disclosure Letter sets forth a true and complete list of the Company Foreign Plans.
          (o) No disallowance of a deduction under Section 162(m) of the Code for any amount paid or payable by the Company has occurred or is reasonably expected to occur. All Company Employee Benefit Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code Section and regulations thereunder.
          (p) The Company, the Company Board or the Compensation Committee of the Company Board has taken all actions necessary under the Stock Plans and the award agreements thereunder to effectuate the provisions of Section 2.3(a) and 2.3(b) of this Agreement and the Company has made available to Parent all documentation relating to such actions.
          (q) Each of the employees listed on Schedule 3.14(q) of the Parent Disclosure Letter have entered into a written employment agreement or offer letter with Parent or a

Subsidiary of Parent to be effective from and after the Effective Time. Executed copies of such agreements or offer letters have been delivered to Parent.
          (r) The Company and each of the employees listed on Schedule 3.14(q) of the Parent Disclosure Letter have entered into a written agreement providing for payment by the Company to the employee immediately prior to the Effective Time of the lump sum cash amount set forth in such agreement in exchange for the waiver by the employee of all of the employee’s rights and benefits under the employee’s existing contractual agreements with the Company and any of its Subsidiaries, except for the rights provided thereunder with respect to the Company’s obligation to reimburse taxes imposed under Section 4999 of the Code. Executed copies of such agreements have been delivered to Parent.
          (s) Each of the employees listed on Schedule 3.14(q) of the Parent Disclosure Letter have entered into a written agreement with a Subsidiary of Parent relating to such employee’s elections under Sections 2.1(b) and 2.1(d) of this Agreement and such employee’s agreement to, among other things, not sell or otherwise dispose of certain amounts of Parent Common Stock for the 365-day period immediately following the Effective Time. Executed copies of such agreements have been delivered to Parent.
     3.15 Proxy Statement and Registration Statement. None of (i) the proxy statement to be sent to the Company stockholders in connection with the Company Stockholder Meeting, as defined in Section 5.6(c) (also constituting the prospectus for the shares of Parent Common Stock into which a portion of the Company Common Stock will be exchanged in accordance with Article II hereof) (such proxy statement, as amended and supplemented, the “Proxy Statement”), on the date it (or any amendment or supplement thereto) is first mailed to Company stockholders, at the time of the Company Stockholder Meeting and at the Effective Time, (ii) the Registration Statement on Form S-4 (as amended, the “Registration Statement”), when it or any amendment thereto becomes effective under the Securities Act, or (iii) the documents and financial statements of the Company incorporated by reference in the Proxy Statement, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement or the Registration Statement.
     3.16 Properties.
          (a) Each of the Company and its Subsidiaries has good and marketable title to, or valid leasehold interests or other comparable contract right in, all its properties and other assets necessary for the conduct of its business as currently conducted, except as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate have not materially interfered with, and could not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted. All such properties and other assets, other than properties and other assets in which the Company or any of its Subsidiaries has a leasehold interest or other comparable contract right, are free and clear of all Liens, except for Permitted Liens.
          (b) Each of the Company and its Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all leases to which the Company or any of its Subsidiaries is a party and under which it is in occupancy are in full force and effect, except for such failure to be in full force and effect that has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries is in possession of the properties or assets purported to be leased under all its material leases.
          (c) All items of operating equipment owned or leased by the Company and its Subsidiaries are in a state of repair so as to be adequate for operations in the areas in which they are operated, except as have not had, and could not reasonably be expected to have, individually or in the aggregate, have a Material Adverse Effect.
          (d) Section 3.16(d) of the Company Disclosure Letter sets forth a true and complete list of all real property, facilities, office space and similar property owned, leased, subleased or licensed by or from the Company and its Subsidiaries having a value, individually, in excess of $100,000, together with the physical address of and primary use for each such property.
     3.17 Taxes.
          (a) (i) All material Returns required to be filed by or with respect to the Company and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) the Company and its Subsidiaries have timely paid or deposited in full all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, and all material sales or transfer Taxes required to be collected by the Company or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Company Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of the Company, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.

          (b) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee, and neither the Company nor any of its Subsidiaries has any liability for Taxes under Treasury Regulations Section 1.1502-6 or any similar provision under the Laws of the United States, any foreign jurisdiction or any state or locality, except for Taxes of the affiliated group of which the Company or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision under the Laws of the United States, any foreign jurisdiction or any state or locality.
          (c) There are no Tax sharing, allocation, indemnification or similar agreements (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or similar agreements) in effect as between the Company or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes of any party other than the Company or any Subsidiary of the Company.
          (d) Neither the Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code, prior to repeal by the Jobs and Growth Tax Relief Act of 2003 (P.L. 108-27).
          (e) Neither the Company nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes or the time with respect to the filing of any Return relating to any Taxes.
          (f) There are no Liens for material Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens and Liens for Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company.
          (g) Neither the Company nor its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Entity with respect to any material Taxes, nor is any such request outstanding.
          (h) Each of the Company and its Subsidiaries has disclosed on its Returns all material positions taken therein that could give rise to a “substantial understatement of income tax” within the meaning of Section 6662 of the Code.
          (i) Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(1).
          (j) Neither the Company nor any of its Subsidiaries (i) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) is a party to a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.
          (k) On March 3, 2006, an ownership change (within the meaning of Section 382(g) of the Code) occurred for the Company that caused the Company’s section 382 limitation (within the meaning of Section 382(b) of the Code) to be $2.1 million.
          (l) Neither the Company nor any of its Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), and neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise, a party to a “plan (or series of related transactions)” (within the meaning of Section 355(e) of the Code) of which the Merger is a part, in which the Company or any of its Subsidiaries is a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
          (m) The Company has made available to Parent correct and complete copies of (i) all U.S. federal Returns of the Company and its Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clause (ii) of this Section 3.17(m).
          (n) Neither the Company nor any of its Subsidiaries knows of any fact, has taken any action or has failed to take any action that is reasonably likely to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
     3.18 Environmental Matters.
          (a) Each of the Company and its Subsidiaries is and has been in compliance with all applicable Laws and other legal requirements relating to (i) the protection of human health, welfare, the environment, natural resources, plant or animal life, or ecological systems, (ii) worker or public safety, (iii) the use or control of any potential pollutant, (iv) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal, discharge, release, emission or transportation, (v) the regulation of or exposure to hazardous, toxic, or other substances alleged to be harmful (including Hazardous Materials), (vi) product stewardship, or (vii) climate change, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901, et seq., the Clean Air Act, 42 U.S.C. § 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Endangered Species Act, 16 U.S.C. § 1531 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.,

and the Atomic Energy Act, 42 U.S.C. § 2011 et seq., as each has been amended, and the regulations promulgated or directives issued pursuant thereto, as well as any analogous applicable international, foreign, state or local Laws (collectively, the “Environmental Laws”), except where such instance of noncompliance has not resulted in, and could not reasonably be expected to result in, liability to the Company or any of its Subsidiaries in excess of $100,000.
          (b) Each of the Company and its Subsidiaries has obtained all material Permits required under all applicable Environmental Laws, and made all material filings and maintained all material data, documentation and records as required under such Permits and all applicable Environmental Laws, and all such Permits and filings remain in full force and effect. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would reasonably be expected to constitute a default or violation) of any term, condition or provision of any such Permit to which it is a party or by which it is bound or of any term, condition or provision under any contract or agreement to which it is a party or by which it is bound establishing environmental, health or safety obligations, except where such default or violation is not, and could not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.
          (c) To the knowledge of the Company, there are no conditions or circumstances related to any property currently or formerly owned or operated by the Company or any of its Subsidiaries or on which the Company or any of its Subsidiaries conducted any operations or for which the Company or any of its Subsidiaries have otherwise assumed responsibility that could reasonably be expected to subject any of them to liability or obligations under Environmental Laws, that could reasonably be expected to result in a material fine or penalty, material expenditure, or material impact on operations of the Company and its Subsidiaries taken as a whole.
          (d) To the knowledge of the Company, no Hazardous Material has been released into the environment on or from the premises of the Company or its Subsidiaries or other premises (including any premises leased or operated by the Company or any of its Subsidiaries or on which the Company or any of its subsidiaries conducts business or operations) which is required, under applicable Environmental Laws or the terms of any Permit or contract to which the Company or any of its Subsidiaries is a party or is bound, to be investigated, abated, remediated by the Company or any of its Subsidiaries or would otherwise impose a Cleanup obligation on the Company or any of its Subsidiaries.
          (e) No Governmental Entity or other Person has asserted or, to the knowledge of the Company, threatened, or, to the knowledge of the Company, has grounds to assert a claim, make a demand, or institute any administrative proceeding, enforcement action, lawsuit, investigation or other proceeding against, the Company or any of its Subsidiaries relating to a failure to comply with Environmental Laws in any material respect or that could reasonably be expected to result in a material fine or penalty, material expenditure, or material impact on operations.

          (f) Neither the Company nor any of its Subsidiaries has received any notice of violation or compliance orders or environmental complaints from any Governmental Entity or other Person that has not been resolved.
          (g) Neither the Company nor any of its Subsidiaries (nor to the knowledge of the Company, any predecessor of the Company or any of its Subsidiaries) has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Materials to any place or location (i) in violation of any Environmental Laws, (ii) to the knowledge of the Company, listed on the “National Priorities List” established under CERCLA or any comparable list of sites under the laws of states or foreign jurisdictions, or (iii) in a manner that has given or would reasonably expected to give rise to material liabilities pursuant to any Environmental Laws.
          (h) To the knowledge of the Company, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that could reasonably be expected to give rise to any material liability on the Company or any of its Subsidiaries under applicable Environmental Laws.
          (i) To the extent within its possession or reasonably available to the Company, the Company has delivered, or made available, to Parent true and complete copies and results of all material environmental assessments, material audits and material Permits, and any other material reports, studies, analyses, tests, or monitoring possessed or initiated by the Company or its Subsidiaries since January 1, 2005 in connection with or pertaining to compliance with, or liability under, any Environmental Laws, other than documents for which the Company has a reasonably valid claim of attorney-client or attorney work product privilege; provided, that to the knowledge of the Company, the Company has disclosed to Parent in the due diligence materials made available by Company any existing liabilities and obligations arising under Environmental Law in excess of $100,000.
     3.19 Labor Matters; Employees.
          (a) (i) None of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and (ii) none of the employees of the Company or any of its Subsidiaries are represented by any labor organization and none of the Company or any of its Subsidiaries has any knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries nor does any question concerning representation exist concerning such employees.
          (b) None of the Company or any of its Subsidiaries is, or since January 1, 2008 has been, subject to any pending or, to the knowledge of the Company, threatened, (i) labor strike, dispute, slowdown, work stoppage or lockout, (ii) written notices or written claims asserting that the Company or any of its Subsidiaries is not in compliance with any applicable Law respecting employment and employment practices, terms and conditions of employment, wages, hours of work, or occupational safety and health practices, (iii) unfair labor practice charge or complaint against the Company or any of its Subsidiaries before the National Labor

Relations Board or any similar state or foreign agency, (iv) grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to the Company or any of its Subsidiaries, (v) citation issued by the Occupational Safety and Health Administration or any other similar foreign, federal or state agency relating to the Company or any of its Subsidiaries, (vi) claim submitted to a Governmental Entity or an investigation or other proceeding by a Governmental Entity, whether initiated by an employee or Governmental Entity, with respect to employment, terms or conditions of employment or working conditions, including any charges submitted to the Equal Employment Opportunity Commission or state employment practice agency, audits by the DOL or state agency with respect to wages and hours of work or investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, or Workers’ Compensation claims or (vii) any claim, suit, action or governmental investigation, in respect of which any director, officer, employee or agent of the Company or any Company Subsidiary is or may be entitled to claim indemnification from the Company or any Company Subsidiary.
          (c) Each of the Company and its Subsidiaries are in compliance with all applicable Law respecting employment and employment practices, terms and conditions of employment, wages, hours of work, occupational safety and health and unfair labor practices. None of the Company or any Company Subsidiary has any liabilities under the Worker Adjustment and Retraining Act and the regulations promulgated thereunder (the “WARN Act”) or any similar Law as a result of any action taken by the Company that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (d) Section 3.19(d) of the Company Disclosure Letter contains a true, complete and correct list of the names of all directors and officers of the Company as of the date of this Agreement, together with such Person’s position or function. The Company has previously provided to Parent true and correct information with respect to each such officer’s annual base salary or wages, target bonus percentage and amount for 2009 and 2010, and currently estimated severance payment due as a result of the Merger assuming such Person’s employment is terminated in connection therewith.
     3.20 Affiliate Transactions. Section 3.20 of the Company Disclosure Letter contains a true, complete and correct list of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Employee Benefit Plans described in Section 3.14 of the Company Disclosure Letter and the Company Material Contracts), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its direct or indirect wholly-owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2008 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or could be material to the Company and its Subsidiaries taken as a whole; and each such currently pending agreement, contract, transfer of assets or liabilities or other commitment or transaction contains terms no less favorable to the Company or to such Company Subsidiary than could be obtained with an unaffiliated third party on an arm’s-length basis.
     3.21 Disclosure Controls and Procedures.

          (a) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Since January 1, 2008, neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). To the knowledge of the Company, it has disclosed, based on its most recent evaluations, to the Company’s outside auditors and the audit committee of the board of directors of the Company (A) all significant deficiencies in the design or operation of internal control over financial reporting and any material weaknesses, which have more than a remote chance to materially adversely affect the Company’s ability to record, process, summarize and report financial data (as defined in Rule 13a-15(f) of the Exchange Act) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
          (b) Since January 1, 2008, to the knowledge of the Company, none of the Company or any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has a “significant deficiency” or “material weakness” (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof), in the Company’s or such Subsidiary’s internal control over financial reporting.
          (c) Each of the “principal executive officer” of the Company (as defined in SOX) and the “principal financial officer” of the Company (as defined in SOX) has made all certifications required by Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC and the NYSE (including the NYSE Amex) and the rules and regulations promulgated thereunder with respect to the Company SEC Documents and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of the certifications required by SOX and made by its principal executive officer and principal financial officer.
          (d) The Company is in material compliance with all applicable provisions of SOX and the applicable listing and governance rules of the NYSE (including the NYSE Amex).

          (e) To the knowledge of the Company, UHY LLP, which has expressed its opinion with respect to the audited financial statements contained in the Company SEC Documents, is and has been “independent” (under applicable rules then in effect) with respect to the Company and each Subsidiary of the Company within the meaning of Regulation S-X since the appointment of UHY LLP in that capacity.
     3.22 Insurance. Section 3.22 of the Company Disclosure Letter lists each insurance policy (including fire and casualty, general liability, workers’ compensation, employment practices, liability, pollution liability, directors and officers and other liability policies) owned by the Company or any of its Subsidiaries or which names the Company or any of its Subsidiaries as an insured (or loss payee) currently in effect, and the Company has made available to Parent a true, complete and correct copy of each such policy or the binder therefore, but excluding any such policy maintained in connection with a Company Employee Benefit Plan made available pursuant to Section 3.14(l). Each such policy is in full force and effect, is in such amount and covers such losses and risks as is reasonable, in the judgment of senior management of the Company, to protect the properties and businesses of the Company and its Subsidiaries, and all premiums due under each such policy have been paid. With respect to each such insurance policy, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and the Company does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its Subsidiaries has been refused any insurance with respect to its assets or operations during the last five years. Section 3.22 of the Company Disclosure Letter describes any self-insurance arrangements affecting the Company or its Subsidiaries.
     3.23 Intellectual Property.
          (a) Schedule 3.23(a) of the Company Disclosure Letter (i) lists all U.S. and foreign patents, published patent applications, trademark and service mark applications and registrations, and copyright registrations which are part of the Company IP and are owned by the Company or any Company Subsidiary or are material to the business of the Company or any Company Subsidiary as currently conducted (the “Registered IP”), (ii) indicates the owner of the Registered IP, (iii) lists all agreements (excluding shrink wrap or other similar licenses with respect to off-the-shelf-software) whereby the Company or any Company Subsidiary has the legal right to use any Company IP the Company or Company Subsidiary does not own and (iv) lists all agreements whereby the Company or any of its Subsidiaries grants to any Person the right to use any Company IP that the Company or any Company Subsidiary owns.
          (b) (i) The Company or its Subsidiaries owns or has the legal right to use, free and clear of all Liens other than Permitted Liens, all the Company IP, in each case free of any claims or infringements known to the Company or any of its Subsidiaries, (ii) the Registered IP identified on Schedule 3.23(a) of the Company Disclosure Letter as being owned by the Company or a Company Subsidiary is owned by either the Company or such Company Subsidiary, (iii) following the Merger, the Parent, the Surviving Entity or their Subsidiaries will be entitled to the uninterrupted use of all of the Company IP, subject to the expiration of any such Company IP pursuant to any applicable Laws, without payment of any royalty or license or other fees, (iv) no consent of any Person will be required for the use of any of the Company IP by Parent, the Surviving Entity or any of their Subsidiaries in connection with the conduct of the business of the Company following the Merger, (v) no governmental registration of any of the Registered IP has lapsed or expired or been canceled, abandoned, opposed or the subject of any reexamination request, (vi) the Company and each of its Subsidiaries has diligently protected its legal rights to the Company IP, including paying all fees and meeting all deadlines reasonably necessary to maintain the Registered IP and (vii) the Company IP is, to the knowledge of Company, sufficient to enable Parent, the Surviving Entity and any of their Subsidiaries, following the Merger, to operate the business of the Company as currently conducted.
          (c) (i) There is no prohibition or restriction invoked by a Governmental Entity on the use of any of the Company IP, except for any prohibitions or restrictions imposed by any Law pursuant to which such Company IP has been established, (ii) no Claim against the Company or any of its Subsidiaries regarding any Company IP is pending or, to the knowledge of the Company, threatened, (iii) to the knowledge of the Company, no Person is infringing or misappropriating the Company IP; (iv) no product or service of the Company or any of its Subsidiaries infringes or misappropriates the Intellectual Property of any Person; (v) neither the Company nor any of its Subsidiaries has received any charge, complaint, claim or notice alleging any infringement, misappropriation or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person or alleging that the operation of the business of the Company or any of its Subsidiaries as currently conducted requires a license to the Intellectual Property of any Person, and (vi) neither the Company nor any of its Subsidiaries has received any charge, complaint, claim or notice that any of the Registered IP is unenforceable or invalid.
          (d) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) constitute a breach of any instrument or agreement governing any Company IP other than consents required for licenses, (ii) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company IP or (iii) otherwise impair the right of Parent, the Surviving Entity or their Subsidiaries, following the Merger, to use or otherwise exploit, assert or enforce any Company IP.
          (e) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries has entered into any contract or agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning such employee’s work to anyone other than the Company or its Subsidiaries. Each Person who has participated in the authorship, invention or creation of Company IP (other than those rights required to be listed pursuant to Section 3.23(a)(iii)) has entered into an agreement with the Company or the applicable Company Subsidiary assigning all rights, title and interests in such Company IP to the Company or such Subsidiary. Neither the Company nor any of its Subsidiaries has received written notice from any of its current or prior directors, officers, employees, consultants or contractors claiming to have an ownership interest in any of the Company IP and, to the knowledge of the Company, there is no basis for any such claim.

     3.24 Derivative Transactions and Hedging. Section 3.24 of the Company Disclosure Letter contains a true, complete and correct list of all outstanding commodity, financial or other hedging positions entered into by the Company or any Subsidiary of the Company or for the account of any of its customers as of the date of this Agreement (“Derivative Transactions”). All Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Law, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations, collateral deficiencies, requests for collateral or defaults or allegations or assertions of such by any party thereunder.
     3.25 Required Vote by Company Stockholders. The Company Required Vote is the only vote of the holders of capital stock of the Company or any class or series of the capital stock of the Company required to adopt this Agreement.
     3.26 Brokers. As of the date of this Agreement, no broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Other than the letter agreement between the Company and the Company Financial Advisor dated February 24, 2010, a true, complete and correct copy of which has been provided to Parent, as of the date of this Agreement there are no indemnification or other agreements related to the engagement of any Person to whom such fees or commissions are payable. A good faith estimate of the fees and expenses of each accountant, broker, financial advisor, legal counsel or other Person retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred or to be incurred by the Company are set forth in Section 3.26 of the Company Disclosure Letter.
     3.27 Takeover Provisions. The Company and the Company Board have each taken all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover Laws of any state, including the State of Delaware and Section 203 of the DGCL, or any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, is, or at the Effective Time will be, applicable to the Company, Parent, Merger Sub, Company Common Stock, this Agreement or the transactions contemplated hereby.
     3.28 Rights Agreement. The Company has taken all action necessary to cause the entering into of this Agreement and the consummation of the transactions contemplated hereby to not result in the grant of any rights to any Person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company that, except as otherwise set forth in Parent’s disclosure letter delivered to the Company at or prior to the execution of this Agreement (the “Parent Disclosure Letter,” which letter has been arranged to correspond to the numbered and lettered sections contained in this Article, provided that disclosure of any item in any section of the Parent Disclosure Letter shall not be deemed to be disclosed with respect to any other section of this Article IV unless the relevance of such item is reasonably apparent on its face):
     4.1 Organization and Qualification; Subsidiaries. Parent is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware. Parent has the requisite corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted and as proposed to be conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Other than with respect to the Subsidiaries of Parent (the “Parent Subsidiaries”), Parent does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for, any equity interest in, any corporation, partnership, joint venture or other business entity, other than equity interests held for investment which are not, in the aggregate, material to Parent.
     4.2 Governing Documents. Parent has heretofore furnished to the Company true and complete copies of its certificate of incorporation and bylaws and the certificate of formation and the limited liability company agreement of Merger Sub (collectively, the “Parent Governing Documents”), each as amended to date. The Parent Governing Documents are in full force and effect as of the date of this Agreement.
     4.3 Capitalization. The authorized capital stock of Parent consists of 2,000,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”). As of March 31, 2010, (i) 905,323,874 shares of Parent Common Stock were issued and outstanding (including, for the avoidance of doubt, shares in the form of restricted stock issued pursuant to employee benefit plans of Parent, and excluding shares held in treasury), all of which were validly issued, fully paid and non-assessable (except for any restricted stock), and none of which were issued in violation of any preemptive or similar rights of any Parent securityholder, (ii) 162,351,376 shares of Parent Common Stock were held in treasury, (iii) options to purchase an aggregate of 15,497,768 shares of Parent Common Stock (“Parent Options”) were issued and outstanding (of which options to purchase an aggregate of 9,373,698 shares of Parent Common Stock were exercisable), (iv) restricted stock units, stock appreciation rights, performance awards and common stock equivalents relating to 12,392,022 shares of Parent Common Stock were issued and outstanding and (v) no shares of Parent Preferred Stock were issued and outstanding.
     4.4 Authority; Due Authorization; Binding Agreement; Approval.

          (a) Each of Parent and Merger Sub has all requisite corporate or limited liability company power and authority to enter into this Agreement and to perform its obligations under this Agreement.
          (b) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate or limited liability company action on the part of Parent and Merger Sub (other than, with respect to the Merger, the filing of appropriate merger documents as required by Delaware law).
          (c) This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, fraudulent transfer, reorganization and other Laws of general applicability relating to or affecting the rights or remedies of creditors and by general equitable principles (whether considered in a proceeding in equity or at law).
          (d) The Parent Board, at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Parent and (ii) approving this Agreement and transactions contemplated hereby and all other corporate action required to be taken in connection with the consummation of the transactions contemplated hereby, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
     4.5 No Violation; Consents.
          (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate the Parent Governing Documents, (ii) constitute a breach or violation of, a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, require consent under, or give rise to a right of termination, cancellation, creation or acceleration of any obligation, payment of any consent or similar fee, or to the loss of any benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, any indenture, mortgage, deed of trust, loan or credit agreement, note, bond, lease or other agreement, instrument or Permit to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties are bound or subject, (iii) (assuming that the consents and approvals referred to in Section 4.5(b) are duly and timely made or obtained) conflict with or violate any Law or any order, judgment, decree or injunction of any Governmental Entity directed to Parent or any of its Subsidiaries or any of their properties, except, in the case of clause (ii) or (iii), for such conflicts, breaches, violations, consent requirements, terminations, obligations, fees, loss of benefits, defaults or Liens, that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

          (b) Except for (i) compliance with applicable requirements of the HSR Act and any other applicable Law analogous to the HSR Act or otherwise regulating antitrust, competition or merger control matters in foreign jurisdictions, (ii) compliance with any applicable requirements of (A) the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws and (B) the NYSE, (iii) filing or recordation of merger or other appropriate documents as required by Delaware Law or applicable Law of other states in which Parent is qualified to do business and (iv) such other authorizations, consents, approvals or filings the failure of which to obtain or make has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or any third party is required to be obtained or made by Parent and Merger Sub for the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby.
     4.6 Compliance. Neither Parent nor Merger Sub is, and at all times since January 1, 2009 has been, in (i) violation of its certificate of incorporation, bylaws or other comparable organizational documents, as applicable, (ii) violation of any Law applicable to it or order, judgment or decree of any Governmental Entity having jurisdiction over it, or (iii) default in the performance of any obligation, agreement, covenant or condition under any indenture, mortgage, deed of trust, loan, credit agreement, note, bond, lease or other agreement, instrument or Permit to which Parent or Merger Sub is a party or by which any of them or any of their respective properties are bound or subject, except, in the case of clauses (ii) and (iii), for such violations or defaults that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     4.7 SEC Filings; Financial Statements.
          (a) Parent has timely filed all reports, schedules, registration statements, definitive proxy statements and exhibits to the foregoing documents required to be filed by it with the SEC since January 1, 2010 (collectively, the “Parent SEC Documents”). As of their respective dates, (i) the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later-filed Parent SEC Document, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Parent Subsidiary is currently required to file any form, report or other document with the SEC under Section 13(a) or 15(d) of the Exchange Act. No event since the date of the last Parent SEC Document has occurred that would require Parent to file a current report on Form 8-K other than the execution of this Agreement.
          (b) The historical financial statements of Parent, together with the related schedules and notes thereto, included in the Parent SEC Documents (i) comply as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) present fairly the consolidated financial position of Parent and its consolidated Subsidiaries at the dates indicated, and the statements of income, cash flows and stockholders’ equity of Parent and its consolidated Subsidiaries for the periods specified; and such historical financial statements have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods involved, except as noted therein.
     4.8 Absence of Certain Changes or Events. Since December 31, 2009, there has not been any event, circumstance, change, occurrence or state of facts that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent.
     4.9 Proxy Statement. None of (i) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to Company stockholders, at the time of the Company Stockholder Meeting and at the Effective Time, (ii) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (iii) the documents and financial statements of Parent incorporated by reference in the Proxy Statement, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion in the Proxy Statement or the Registration Statement. The Registration Statement will, when filed by Parent with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.
     4.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.
     4.11 Reorganization. Neither the Parent nor any of its Subsidiaries knows of any fact or has taken any action or has failed to take any action that is reasonably likely to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
ARTICLE V
COVENANTS
     5.1 Interim Operations of the Company. The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Company Disclosure Letter, (x) expressly permitted by this Agreement, including Section 5.3 of this Agreement, (y) required by applicable Law, or (z) consented to in writing by Parent after the date of this Agreement and prior to the Effective Time:
          (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice, and the Company shall use reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and to keep available the services of their current officers and key employees and preserve and maintain existing relations with customers, suppliers, officers, employees, creditors and other Persons having business dealings with them;
          (b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business or (ii) in any fiscal quarter in the 2010 calendar year incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, other than capital expenditures and obligations or liabilities incurred or committed that do not exceed in the aggregate 110% of the amount budgeted for such fiscal quarter in the 2010 capital budget attached as Section 5.1(b) of the Company Disclosure Letter;
          (c) the Company shall not, nor shall it permit any of its Subsidiaries to, amend any of their respective certificates of incorporation or bylaws or similar organizational documents;
          (d) the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly-owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests; and the Company shall not, nor shall it permit any of its Subsidiaries to, (i) adjust, split, combine or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind, including phantom stock, phantom stock rights, stock appreciation rights or stock based performance units, to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (A) of shares of Company Common Stock pursuant to the Company Options outstanding on the date of this Agreement and disclosed in Section 3.3 of the Company Disclosure Letter, (B) by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company, or (C) pursuant to the Company Rights or the Company Rights Agreement in effect on the date of this Agreement, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(d), except as contemplated by any Company Employee Benefit Plan existing on the date of this Agreement and included in Section 3.14(a) of the Company Disclosure Letter;
          (e) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) grant any increase in the compensation (including base salary and target bonus) or benefits payable to any officer of the Company or any of its Subsidiaries, (ii) except in the ordinary course of business on a basis consistent with past practice, grant any increase in the compensation or benefits payable to any non-officer of the Company or any of its Subsidiaries, (iii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement, or (iv) enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries;
          (f) the Company shall not, nor shall it permit any of its Subsidiaries to, revalue any of its material assets or change its methods of accounting in effect at December 31, 2009, except changes in accordance with and required by GAAP (or, if applicable with respect to foreign Subsidiaries, international financial reporting standards or other relevant foreign generally accepted accounting principles), applicable Law or regulatory guidelines as concurred with by the Company’s independent auditors;
          (g) the Company shall not, nor shall it permit any of its Subsidiaries to, acquire or invest in, by merging or consolidating with, by purchasing an equity interest in or all or a material portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person or, other than in the ordinary course of business consistent with past practice, any material assets;
          (h) the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any assets of the Company or its Subsidiaries, except for inventory and equipment in the ordinary course of business consistent with past practice;
          (i) the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, sell and leaseback, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any assets of the Company or its Subsidiaries;
          (j) except for Taxes, to which Section 5.1(l) shall apply, the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any material Claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is a party; provided, however, that nothing in this Section 5.1(j)(i) shall prohibit the Company or any of its Subsidiaries from paying, discharging or satisfying accounts payable existing on or arising after, in each case in the ordinary course of business consistent with past practice, the date of this Agreement, or (ii) compromise, settle or grant any waiver or release relating to any Litigation, other than settlements or compromises of Litigation fully covered by insurance or where the amount paid or to be paid does not exceed $250,000 in the aggregate for all Claims; provided, however, that the Company is permitted to settle all Litigation set forth on Section 5.1(j)(ii) of the Company Disclosure Letter, regardless of whether the amount paid or to be paid exceeds $250,000, with Parent’s prior written consent, which shall not be unreasonably withheld;

          (k) the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.20 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s affiliates; provided, that for the avoidance of doubt, for purposes of this clause (k), the term “affiliates” shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;
          (l) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any closing agreement with respect to material Taxes, make any change to any material Tax method of accounting, fail to prepare all Returns using Tax principles consistent with those used for preceding tax periods, unless a change is required by applicable law, make, revoke or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for a ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability or any material Tax refund;
          (m) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that could reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect or (iii) materially impair or delay consummation of the Merger or the other transactions contemplated hereby;
          (n) the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger) or any agreement relating to an Acquisition Proposal;
          (o) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any indebtedness for borrowed money except borrowings under and letters of credit issued under the Company Credit Agreement in the ordinary course of business, (ii) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly-owned Subsidiary of the Company), except in the ordinary course of business and consistent with past practice and in no event exceeding $250,000 in the aggregate at any time outstanding, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Company, or by such Subsidiaries to the Company, or customary loans or advances to employees consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company’s cash management procedures), or (v) without Parent’s prior written consent, which shall not be unreasonably withheld, enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice and in no event exceeding $250,000 in the aggregate, except as permitted under Section 5.1(b); provided, however, that the restrictions in this Section 5.1(o) shall not prohibit the incurrence of any long-term debt or short-term indebtedness or other liability or obligation by the Company that is owed solely to one or more wholly-owned Subsidiaries of the Company or by any wholly-owned Subsidiary of the Company that is owed solely to the Company or one or more wholly-owned Subsidiaries of the Company;
          (p) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or to solicit customers or employees;
          (q) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment containing any restriction on the ability of the Company or any of its Subsidiaries to assign its rights, interests or obligations thereunder, unless such restriction excludes or is not applicable to any assignment to Parent or any of its Subsidiaries in connection with or following the consummation of the transactions contemplated by this Agreement;
          (r) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between the Company’s wholly-owned Subsidiaries);
          (s) the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Material Contract to which it is a party or waive, release, relinquish or assign any of its rights or Claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Material Contract;
          (t) the Company shall not, and shall not permit any of its Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act) without in good faith attempting to comply with the WARN Act or such state law or regulation;
          (u) the Company shall not enter into, amend or otherwise change the terms of any agreements with brokers, finders or investment bankers (including the Company Financial Advisor) referred to in Sections 3.4(e) and 3.26, except to the extent that any such amendment or change would result in terms more favorable to the Company; provided, however, that the Company may enter into an agreement, on commercially reasonably terms, with an investment banker engaged to provide the Company with the consultation services set forth in Sections 5.3(a) and 5.3(e) of this Agreement and with advice and assistance in connection with discussions and negotiations permitted by Section 5.3(a); and
          (v) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or take any action that would make any of the Company’s representations or warranties untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants under this Agreement.
     5.2 Interim Operations of Parent. Parent covenants and agrees that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.2 of the Parent Disclosure Letter, (x) expressly permitted by this Agreement, (y) required by applicable Law, or (z) consented to in writing by the Company after the date of this Agreement and prior to the Effective Time:
          (a) Parent shall not, nor shall it permit any of its Subsidiaries to, take any action that could reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect or (iii) materially impair or delay consummation of the Merger or the other transactions contemplated hereby;
          (b) Parent shall not amend its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Parent Common Stock;
          (c) Parent shall not, and shall use its reasonable best efforts to cause its affiliates not to acquire ownership or become an “owner” for the purposes of Section 203 of the DGCL of any voting securities of the Company, other than shares acquired pursuant to this Agreement;
          (d) Parent shall not adopt or enter into a plan of complete or partial liquidation or dissolution; and
          (e) Parent shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
     5.3 Acquisition Proposals.
          (a) The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to, (i) directly or indirectly, initiate, solicit or encourage or take any action to facilitate (including by way of furnishing non-public information) any inquiry regarding or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) directly or indirectly, participate or engage in discussions or negotiations with, or disclose to any Person (other than a party hereto) any information relating to the Company or any of its Subsidiaries, or afford access to the properties, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate in any way with, any Person that has made an Acquisition Proposal or that the Company, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal, or (iii) accept an Acquisition Proposal or enter into any agreement, arrangement or understanding, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the final sentence of this Section 5.3(a)), (x) providing for, constituting or relating to an Acquisition Proposal or (y) that would require, or could have the effect of causing, the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Other than with respect to Parent and Merger Sub, the Company shall not (i) waive, modify, terminate, or fail to enforce any “standstill” obligation of any Person, (ii) modify, waive, amend or terminate the Company Rights Agreement, or (iii) render the restrictions on “Business Combinations” (as defined in Section 203 of the DGCL) under Section 203 of the DGCL inapplicable to any Person. Any violation of the foregoing restrictions of this Section 5.3(a) by any of the Company’s Subsidiaries or by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of the first sentence of this Section 5.3(a) with respect to a third party at any time prior to obtaining the Company Required Vote if, prior to such vote, (w) the Company receives a bona fide written Acquisition Proposal from such third party (and such Acquisition Proposal was not initiated, solicited, encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective Representatives in violation of this Agreement and did not otherwise result from a violation of this Agreement or any standstill agreement), (x) the Company Board determines in good faith by resolution duly adopted (after consultation with financial advisors and outside legal counsel of nationally recognized reputation) that such proposal constitutes or is reasonably likely to result in a Superior Proposal from the third party that made the applicable Acquisition Proposal, (y) the Company Board determines in good faith by resolution duly adopted (after consultation with financial advisors and outside legal counsel of nationally recognized reputation) that the third party making such Acquisition Proposal has the financial and legal capability and capacity to consummate such Acquisition Proposal and (z) the Company Board determines after the receipt of advice from outside legal counsel that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; provided that the Company shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement, and the Company shall promptly provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person making such Acquisition Proposal or such Person’s Representatives that was not previously provided or made available to Parent.
          (b) The Company agrees that in addition to the obligations of the Company set forth in paragraph (a) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 48 hours after the Company’s receipt thereof), the Company shall advise Parent orally and in writing in the event that the Company or any of its Subsidiaries or Representatives receives, directly or indirectly: (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal or proposals or offers with respect to an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than a request for information in the ordinary course of business and unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal. The Company shall promptly (and in any event within 48 hours) notify Parent orally and in writing of the identity of any such Person and provide to Parent a copy of any such Acquisition Proposal, inquiry or request (or, where no such copy is available, a written description of such Acquisition Proposal, inquiry or request), including any material modifications to any Acquisition Proposal.

The Company shall keep Parent reasonably informed (orally and in writing) on a prompt basis (and in any event within 48 hours) of the status and details of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modifications thereto). Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to engage in any actions described in clause (ii) of Section 5.3(a) and shall keep Parent reasonably informed (orally and in writing) on a prompt basis (and in any event within 24 hours) of the status and details of any such actions. In addition, the Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person that would restrict the Company’s ability to provide information to Parent as required by Sections 5.3(b) or Section 5.3(c).
          (c) Neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), or propose to withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) nor (ii) shall the Company or any of its Subsidiaries execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may, in response to a Superior Proposal, make a Company Adverse Recommendation Change if the Company Board (i) determines in good faith, after consultation with outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of the Company, and (ii) provides prior written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making such Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination, including the terms and conditions of such Superior Proposal; provided, however, that (x) the Company Board may not make such Company Adverse Recommendation Change until the fifth Business Day after receipt by Parent of the Company Notice of Change (it being understood and agreed that any changes to the financial terms or any other material term of such Superior Proposal shall require a new Company Adverse Recommendation, a new Company Notice of Change and a new five Business Day period) and (y) during such five Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.

          (d) Nothing contained in Section 5.3(c) shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law, provided, however, that (i) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (ii) in no event shall the Company Board or any committee thereof take any action prohibited by Section 5.3(a).
          (e) For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal, whether or not in writing (other than by Parent or any of its Subsidiaries), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 15% or more of the net revenues, net income or the assets (based on the book or fair market value thereof) of the Company and its Subsidiaries, taken as a whole (including capital stock of or ownership interest in any Subsidiary), (ii) direct or indirect acquisition or purchase of any equity securities or capital stock representing 15% or more of the ownership interest in the Company or any equity securities or capital stock of any of the Company’s Subsidiaries that, individually or in the aggregate, represent a direct or indirect ownership interest in 15% or more of the consolidated assets of the Company, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning equity securities or capital stock representing 15% or more of the ownership interest in the Company or equity securities or capital stock of any of the Company’s Subsidiaries that, individually or in the aggregate, represent a direct or indirect ownership interest in 15% or more of the consolidated assets of the Company, in each case other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean any bona fide written Acquisition Proposal that was not initiated, solicited, encouraged or facilitated by the Company or any of its Subsidiaries or any of its Representatives in violation of this Agreement, made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, asset purchase or other business combination, (A) all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or (B) 100% of the equity securities of the Company, in each case on terms which the Company Board determines (after consultation with its financial advisors and outside legal counsel of nationally recognized reputation) in good faith by resolution duly adopted (1) would result in a transaction that, if consummated, is more favorable to the stockholders of the Company (in their capacity as stockholders) than the Merger, taking into account all the terms and conditions of such proposal, the Person making such proposal and this Agreement (including any break-up fees, expense reimbursement provisions, conditions to consummation and any changes to the terms of this Agreement offered by Parent in response to such Superior Proposal or otherwise pursuant to this Section 5.3) and (2) is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no proposal shall be deemed to be a Superior Proposal if such proposal is subject to a financing condition or any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction).

          (f) Immediately after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal. The Company agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) within five Business Days following the execution of this Agreement, request each Person (other than Parent and any of its Subsidiaries) who has heretofore executed a confidentiality agreement within the last two years in connection with such Person’s consideration of any Acquisition Proposal, or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.
     5.4 Access to Information and Properties.
          (a) Upon reasonable notice and subject to the Confidentiality Agreement (defined below) and applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the authorized Representatives of Parent reasonable access during normal business hours during the period prior to the Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the Representatives of Parent all information concerning its business, properties and personnel as Parent may reasonably request. Without limiting the foregoing, the Company shall cooperate and provide the authorized Representatives of Parent with all relevant information reasonably required by Parent or any of such Representatives for the purpose of determining that the business conducted by the Company and its Subsidiaries complies with, and does not raise material liability risks under, applicable Laws, including, without limitation, the FCPA and other applicable anti-corruption Laws. In connection with due diligence that Parent and its counsel will conduct with respect to compliance under such Laws, the Company and its Subsidiaries agree to cooperate fully with all reasonable aspects of Parent’s due diligence process. In this context, cooperation includes making available to the authorized Representatives of Parent all policies, procedures, guidelines, training materials, due diligence files, internal and external audits, investigative reports, hotline records and other information and materials that Parent reasonably requests relevant to compliance with, or otherwise related to, such Laws. The Company and its Subsidiaries will make reasonably available their personnel, including senior management and personnel responsible for compliance, internal audit, finance, investigations, logistics, sales and marketing and other areas Parent reasonably considers to be relevant to overall corporate compliance. The Company understands and agrees that the matters discussed in this Section 5.4(a) may extend to and include on-site interviews and visits to the Company’s and its Subsidiaries’ overseas locations and that the determination of the site of any such interviews and visits shall be at the sole decision of Parent acting reasonably. The cooperation provisions of this Section 5.4(a) extend fully to all of the Company’s and its Subsidiaries’ overseas business, joint venture and subsidiary locations. In addition, the Company agrees to use its reasonable best efforts to facilitate meetings with joint venture partners, agents, Representatives, consultants, customs brokers and other third parties that Parent or its counsel determines may be relevant to due diligence. The Company shall have the right, in its sole discretion to have a Company representative present for investigations, interviews and visits.

Notwithstanding the foregoing provisions of this Section 5.4(a), neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement; provided, however, that the Company shall use its reasonable best efforts to provide such access or information in a manner that avoids or removes the impediments described in this sentence. The Company will use its reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
          (b) Following the execution and delivery of this Agreement, Parent will continue to conduct due diligence with respect to the compliance by the Company with the FCPA, and the Company hereby agrees to fully cooperate with such efforts. If Parent concludes that there is a possible violation of the FCPA by the Company or any of its Subsidiaries, the existence or occurrence of which has not been previously disclosed to the applicable Governmental Entity, Parent will so inform the Company, and the Company will use its reasonable best efforts to resolve each such violation and any issues related thereto, including by disclosing to the applicable Governmental Entity the existence or occurrence of any such violation if, with the advice of the Company’s outside counsel, the Company concludes that such disclosure or resolution should be made.
          (c) Parent and the Company will hold any information obtained or contemplated under Sections 5.4(a) and (b) above in accordance with the provisions of the confidentiality agreement between the Company and Halliburton Energy Services, Inc., dated as of January 7, 2009 (the “Confidentiality Agreement”).
          (d) No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.4 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.
          (e) Subject to compliance with applicable Law, from the date hereof until the Effective Time, each party shall confer on a regular and frequent basis with one or more Representatives of the other parties to report operational matters of materiality and the general status of ongoing operations.
     5.5 Further Action; Commercially Reasonable Efforts.
          (a) Upon the terms and subject to the conditions herein provided, and subject to Sections 5.3 and 5.6(d), each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including (i) to satisfy the conditions precedent to the obligations of any of the parties hereto, (ii) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (iii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental

Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to or received from a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to or received from a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business.
          (b) Each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under applicable Law. Without limiting the foregoing, the Company and Parent shall, as soon as practicable and in any event within seven Business Days after the date of this Agreement, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and shall use commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation.
          (c) Each of the parties hereto shall use commercially reasonable efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger; provided, however, that no party hereto shall be required to dispose of any assets or limit its freedom of action with respect to any of its businesses, or to consent or commit to consent to such disposition or limit on its freedom of action, which, in the reasonable good faith judgment of Parent, could be reasonably likely to (i) give rise to a Material Adverse Effect or (ii) materially impair the benefits or advantages that Parent expects to receive from the Merger and the transactions contemplated thereby.
          (d) Each of Parent and the Company shall give the other reasonable opportunity to participate in the defense of (i) any inquiry by a Governmental Entity and (ii) litigation against Parent or the Company, as applicable, and its directors relating to the transactions contemplated by this Agreement.
          (e) The Company will provide Parent advance notice and the opportunity to participate in any discussions with any U.S. government agency such as the SEC or the Department of Justice, the Department of Commerce or other government bodies with enforcement authority (collectively, the “USG Authorities”); and with respect to any discussions by the Company with the USG Authorities where the Parent has agreed not to participate, Company will in all such cases provide Parent with a comprehensive review of all discussions held with the USG Authorities regarding compliance issues or potential compliance issues whether they be ones previously disclosed to the USG Authorities or new issues. Prior to the Effective Time, Parent and the Company shall jointly consider in good faith whether and, if so, how to disclose or attempt to resolve any issues with the USG Authorities.

     5.6 Proxy Statement; Registration Statement; Company Stockholder Meeting.
          (a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing the Proxy Statement and the Registration Statement, and the Company shall file the Proxy Statement in preliminary form with the SEC and Parent shall file the Registration Statement, in which the Proxy Statement will be included as a prospectus, with the SEC, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the Registration Statement and any such statement or schedule. Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filling, and the Company shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders.
          (b) If at any time prior to the Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent or Merger Sub that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement so that any of such documents, including documents and financial statements incorporated by reference therein, would not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company, Parent or Merger Sub shall promptly inform the other parties hereto in writing. All documents that the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall promptly notify each other, as applicable, of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the staff of the SEC and of any request by the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger and (ii) all orders of the SEC relating to the Registration Statement. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon and giving due consideration to such comments.
          (c) The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the Registration Statement becomes effective, an annual or special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement and, in the case of an annual meeting of stockholders, for such other purposes as may be appropriate for an annual meeting of stockholders (such meeting, including any postponement or adjournment thereof, the “Company Stockholder Meeting”); provided, however, that the use of an annual meeting of the Company’s stockholders rather than a special meeting shall not materially delay the holding of the Company Stockholder Meeting. Except as otherwise provided in Section 5.3(c), the Company, acting through the Company Board, shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, or any other fact or circumstance (except for termination of this Agreement pursuant to Section 7.1), this Agreement shall be submitted to the stockholders of the Company at the Company Stockholder Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. In circumstances in which the Company may terminate this Agreement pursuant to Section 7.1(d) but elects not to do so, at any such Company Stockholder Meeting following any Company Adverse Recommendation Change, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto. The Company shall provide Parent with the Company’s stockholder list as and when requested by Parent, including at any time and from time to time following a Company Adverse Recommendation Change.
          (d) Promptly following the execution and delivery of this Agreement, Parent, as the owner of all of the outstanding membership interests in Merger Sub, will adopt this Agreement and the transactions contemplated hereby in its capacity as sole member of Merger Sub.
     5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent of any fact, event or circumstance as to which the Company obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.3(a) or 6.3(b). Parent and Merger Sub shall give prompt notice to the Company of any fact, event or circumstance as to which Parent or Merger Sub obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.2(a) or 6.2(b).
     5.8 Directors’ and Officers’ Insurance and Indemnification.
          (a) The certificate of formation and limited liability company agreement of the Surviving Entity and each of its Subsidiaries shall, for a period of six years after the Effective Time, contain provisions no less favorable to the Persons covered thereby with respect to exculpation, indemnification and advancement of expenses than are set forth in the certificate of incorporation and bylaws of the Company and the organizational documents of the Company Subsidiaries, respectively, as of the date of this Agreement.
          (b) The Surviving Entity shall, for six years after the Effective Time, maintain in effect the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Entity may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 5.8(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Entity shall purchase as much coverage as possible for such amount. The provisions of this Section 5.8 shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Surviving Entity for purposes of this Section 5.8 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.
          (c) In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.8.
     5.9 Publicity. None of the Company, Parent or Merger Sub, or any of their respective affiliates, shall issue or cause the publication of any press release or other announcement or hold any press conferences, analyst calls or other meetings with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party (including giving the other party a reasonable opportunity to review and comment on such publication or the subject matter of such conferences, calls or meetings), except as may be required by Law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, the Company shall in a like manner and to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.
     5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance as of the Effective Time.
     5.11 Employee Benefits.
          (a) Parent and the Company agree that all employees of the Company or any of its Subsidiaries immediately prior to the Effective Time shall be employed by the Surviving Entity or its Subsidiaries immediately after the Effective Time (“Continuing Employees”), it being understood that none of Parent, the Surviving Entity or any of their Subsidiaries shall have any obligation to continue employing the Continuing Employees for any length of time thereafter, except pursuant to any agreement referenced in Section 3.14(q).
          (b) Parent shall deem, and shall cause the Surviving Entity and Parent’s other Subsidiaries to deem, Prior Service (as defined below) to have been employment and service with Parent, the Surviving Entity or applicable Subsidiary for benefit plan eligibility and vesting purposes, but not benefit accrual except with respect to vacation, short-term disability and severance pay, for such employee benefit plans, programs, policies or arrangements maintained by Parent or a Subsidiary of Parent primarily for the benefit of employees in the United States for which the Continuing Employees are eligible to the extent service with Parent, the Surviving Entity or applicable Subsidiary is recognized under any such plan, program, policy or arrangement. For purposes of this Section 5.11(b), “Prior Service” shall mean (i) the period of employment with the Company and any of its Subsidiaries (and with predecessor employers with respect to which the Company or its Subsidiaries shall have granted service credit), and (ii) the period of uninterrupted employment with Parent, any Subsidiary of Parent and any predecessor of any such entity if such employment ended immediately prior to employment by the Company or a Subsidiary.
          (c) Parent shall cause the Surviving Entity to continue to maintain the Company Medical & Dental Plan as well as the life, AD&D, short-term disability, long-term disability, flexible spending account and other welfare benefit plans (the “Company Welfare Plans”) until December 31, 2010 in such form as in effect as of the date of this Agreement. Each Continuing Employee who continues as an employee of the Surviving Entity shall be eligible to continue to participate in the Company Welfare Plans in the same manner and to the same extent as such Continuing Employee participated immediately prior to the Effective Time until December 31, 2010. Under any medical and dental plans covering any Continuing Employee based in the United States on January 1, 2011, Parent or the Surviving Entity shall ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions apply to the Continuing Employee or his dependents or beneficiaries for the plan year beginning January 1, 2011.
          (d) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Employee Benefit Plan or other employee benefit plan or arrangement, or shall limit the right of Parent, the Surviving Entity, the Company or any of their Subsidiaries, to amend, terminate or otherwise modify any such Company Employee Benefit Plan or other employee benefit plan or arrangement following the Closing Date. In the event that (i) a party other than the Parent, the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Company Employee Benefit Plan or other employee benefit plan or arrangement, and (ii) such provision is deemed to be an amendment to such Company Employee Benefit Plan or other employee benefit plan or arrangement even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.
          (e) Prior to the Effective Time, the Company shall take or cause its Subsidiary that sponsors the 401(k) plan maintained for employees of the Company and its Subsidiaries (the “Company 401(k) Plan”) to take such action as is necessary to (i) adopt amendments to the Company 401(k) Plan required to be adopted in accordance with the Code to reflect qualification requirements that apply as of the date of termination of the Company 401(k) Plan, (ii) take all necessary action to terminate the Company 401(k) Plan, and (iii) ensure that each Company employee is fully vested in his or her account balance under the Company 401(k) Plan. Following the Effective Time, to the extent provided under the terms of the Company 401(k)

Plan at the time of termination, Parent shall permit participants in the Company 401(k) Plan who are employed by Parent or its Subsidiaries to (i) make in-service withdrawals from the Company 401(k) Plan, and (ii) continue to receive and repay any loans from the Company 401(k) Plan. Following the Effective Time, Parent shall permit each participant in the Company 401(k) Plan who terminates employment with the Surviving Entity or its Subsidiaries the right to receive a distribution of such participant’s interest under the Company 401(k) Plan. As soon as practicable following IRS approval of the termination of the Company 401(k) Plan, Parent or the Surviving Entity shall, with respect to Continuing Employees who remain actively employed with Parent or the Surviving Entity (i) provide an election to roll over their interest under the Company 401(k) Plan, including plan loans, to a tax-qualified defined contribution plan maintained by Parent or an affiliate of Parent (a “Parent DC Plan”), (ii) cause the trustee of the Company 401(k) Plan to roll over the interest which the participant elects to roll over to the Parent DC Plan, and (iii) cause the Parent DC Plan to accept any such rollovers. The Continuing Employees shall be eligible to participate in Parent’s or a Subsidiary’s 401(k) plan immediately following the Effective Time.
          (f) The Company shall provide notice to the holders of Company Options and Restricted Stock of the provisions of Section 2.3(a) and 2.3(b) of this Agreement and shall make available to Parent all documentation relating to such actions.
     5.12 Certain Tax Matters.
          (a) Parent and the Company shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, to not take any action reasonably likely to cause the Merger not to so qualify and to obtain the Tax opinions set forth in Sections 6.2(c) and 6.3(d).
          (b) Officers of Parent, Merger Sub and the Company shall execute and deliver to Thompson & Knight LLP, in its capacity as Tax counsel for the Company, and Baker Botts L.L.P., in its capacity as Tax counsel for Parent, certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, including contemporaneously with the execution of this Agreement, at the time the Registration Statement is declared effective by the SEC and the Effective Time, in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 6.2(c) and 6.3(d) hereof. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.12(b).
          (c) Between the date hereof and the Closing Date, the Company agrees to (i) prepare all Returns, other than income tax Returns, for any periods ending prior to the Closing Date and which are required to be filed within 15 days following such date (taking extensions to file into account) using Tax accounting methods and principles consistent with those used for preceding Tax periods, unless a change is required by applicable Law, and (ii) prepare and submit to Parent income Tax Returns, including quarterly income Tax estimates, where such Returns would be required to be filed on or before the Closing Date (taking extensions to file into account). The Company shall make such income Tax Returns available to Parent for review prior to filing with the relevant Governmental Entity and shall not refuse any reasonable request by Parent with respect to such Returns. Such Returns shall be prepared and filed, and all related Taxes paid, on or prior to the Closing Date.
     5.13 Section 16 Matters. Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.
     5.14 No Takeover Statute Applies. The Company shall take all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes or Laws, including the State of Delaware and Section 203 of the DGCL, or any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, is, or at the Effective Time will be, applicable to the Company, Parent, Merger Sub, Company Common Stock, this Agreement or the transactions contemplated hereby.
ARTICLE VI
CONDITIONS
     6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):
          (a) This Agreement shall have been adopted by the Company Required Vote in accordance with the DGCL and the Company’s certificate of incorporation;
          (b) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes consummation of the Merger illegal;
          (c) Any mandatory waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other statute or rule requiring premerger notification shall have expired or been terminated;
          (d) The Registration Statement shall have been declared effective, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

          (e) The Parent Common Stock issuable to the stockholders of the Company pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; and
          (f) Each of the Company and Parent shall have obtained all material Permits required to consummate the transactions contemplated by this Agreement.
     6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):
          (a) The representations and warranties of each of Parent and Merger Sub set forth in Section 4.8 of this Agreement shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date. The representations and warranties of each of Parent and Merger Sub set forth in Section 4.3 of this Agreement shall be true and correct in all respects (except for any de minimis inaccuracies therein) at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date). The representations and warranties of each of Parent and Merger Sub set forth in Article IV of this Agreement, other than Sections 4.3 and 4.8, shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and could not reasonably be expected to have or result in, a Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
          (b) Each of Parent and Merger Sub shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
          (c) The Company shall have received the opinion of Thompson & Knight LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.2(c), Thompson & Knight LLP shall have received and may rely upon the certificates and representations referred to in Section 5.12(b) hereof; and
          (d) Since the date of this Agreement, there shall not have been any Material Adverse Effect with respect to Parent that has occurred and is continuing. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect.
     6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in writing, in whole or in part, to the extent permitted by applicable Law):
          (a) The representations and warranties of the Company set forth in Sections 3.7 and 3.9(i) of this Agreement shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date. The representations and warranties of the Company set forth in Section 3.3 of this Agreement shall be true and correct in all respects (except for any de minimis inaccuracies therein) at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date). The representations and warranties of the Company set forth in Article III of this Agreement, other than Sections 3.3, 3.7 and 3.9(i), shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and could not reasonably be expected to have or result in, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
          (b) The Company shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
          (c) There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to prohibit or limit in any material respect the ownership or operation by the Company, Parent or Merger Sub or any of their respective affiliates of all or any portion of the business or assets of the Company and its Subsidiaries, or to require any such Person to dispose of or hold separate all or any portion of the business or assets of the Company and its Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement;
          (d) Parent shall have received the opinion of Baker Botts L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.3(d), Baker Botts L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 5.12(b) hereof;
          (e) Since the date of this Agreement, there shall not have been any Material Adverse Effect with respect to the Company that has occurred and is continuing. Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying as to the satisfaction of the conditions specified in the preceding sentence;
          (f) The number of Appraisal Shares for which demands for appraisal have not been withdrawn shall not exceed 10% of the outstanding shares of Company Common Stock; and
          (g) None of the individuals indentified on Schedule 6.3(g) of the Parent Disclosure Letter shall have ceased to be employed by the Company or one of its Subsidiaries, as the case may be, or shall have expressed any intention to terminate his or her employment with the Company or such Subsidiary or decline to accept employment with Parent or any of its Subsidiaries, in each case other than as a result of the death or incapacity due to mental or physical illness (which is determined to be total and permanent by a physician selected by Parent) of one, but not more than one, of such individuals.
ARTICLE VII
TERMINATION
     7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any adoption of this Agreement by the stockholders of the Company):
          (a) by the mutual consent of Parent and the Company in a written instrument;
          (b) by either the Company or Parent upon written notice to the other, if:
          (i) the Merger shall not have been consummated on or before October 1, 2010, or such later date, if any, as Parent and the Company agree upon in writing (as such date may be extended, the “Termination Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date; provided further, however, that if on the Termination Date the condition to the consummation of the Merger set forth in Section 6.1(c) shall not be fulfilled but all other conditions shall be fulfilled or shall be capable of being fulfilled, then the Termination Date shall be extended to December 1, 2010 and such date shall become the Termination Date for the purposes of this Agreement;
          (ii) any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or making consummation of the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5 with respect to such action; or
          (iii) the stockholders of the Company fail to adopt this Agreement because of the failure to obtain the Company Required Vote at the Company Stockholder Meeting;
          (c) by the Company, upon written notice to Parent, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b), and (ii) is incapable of being cured by Parent prior to the Termination Date or is not cured by Parent within 30 days following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this clause (c) if the Company is then in material breach or has materially failed to perform any of its representations, warranties or covenants in this Agreement;
          (d) by the Company, upon written notice to Parent, if, prior to obtaining the Company Required Vote, the Company Board or a committee thereof has made a Company Adverse Recommendation Change pursuant to Section 5.3(c) and the Company Board has authorized the Company to enter into an Acquisition Agreement in respect of the related Superior Proposal; provided, however, that the Company shall have previously paid or shall concurrently pay to Parent the Company Termination Fee pursuant to Section 8.1(b)(i) and that the Company has not breached its covenants or other agreements contained in Section 5.3;
          (e) by Parent, upon written notice to the Company, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b), and (ii) is incapable of being cured by the Company prior to the Termination Date or is not cured by the Company within 30 days following receipt of written notice from Parent of such breach or failure to perform; provided that Parent shall have no right to terminate this Agreement pursuant to this clause (e) if Parent or Sub is then in material breach or has materially failed to perform any of its representations, warranties or covenants in this Agreement; or
          (f) by Parent, upon written notice to the Company, (i) if the Company shall have breached or failed to perform in any respect any of its covenants or other agreements contained in Sections 5.3 or 5.6(c), (ii) if a Company Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make a Company Adverse Recommendation Change, (iii) if the Company shall have recommended, adopted or approved, or proposed publicly to recommend, adopt or approve any Acquisition Proposal or Acquisition Agreement relating thereto, (iv) if the Company shall have failed to reaffirm the recommendation of the Company Board that the Company stockholders vote in favor of the adoption of this Agreement within three Business Days following receipt from Parent of a written request for such reaffirmation or (v) within ten Business Days after a tender or exchange offer relating to securities of the Company has first been published or announced, the Company shall not have sent or given to the Company stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.
     7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made and, except with respect to this Section 7.2 and Article VIII, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability with respect to any willful breach of any representation, warranty, covenant or other obligation under this Agreement.
ARTICLE VIII
MISCELLANEOUS
     8.1 Fees and Expenses.
          (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in this Section 8.1. For the avoidance of doubt, (i) the Company will bear and pay all of the costs and expenses incurred in connection with the printing and mailing of the Registration Statement and the Proxy Statement and (ii) Parent will bear and pay all of the SEC filing fees in respect of the Registration Statement and the Proxy Statement and all of the fees of the proxy solicitor (which shall be retained by the Company in consultation with Parent) in connection with the solicitation of proxies from the Company’s stockholders.
          (b) (i) If this Agreement is terminated by the Company pursuant to Section 7.1(d) or (ii) if this Agreement is terminated by Parent pursuant to Section 7.1(f) (other than a termination pursuant to Section 7.1(f)(i) in connection with the Company’s breach or failure to perform in any respect any of its covenants or other agreements contained in Section 5.6(c)), then the Company shall pay to Parent $10.0 million (the “Company Termination Fee”).
          (c) (i) If this Agreement is terminated by either party pursuant to Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(e) (other than with respect to a termination arising from the Company’s breach of Section 3.7), then the Company shall pay to Parent the Out-of-Pocket Expenses of Parent and Merger Sub, or (ii) if this Agreement is terminated by the Company pursuant to Section 7.1(c), then Parent shall pay to the Company the Out-of-Pocket Expenses of the Company. “Out-of-Pocket Expenses” means, with respect to Parent and Merger Sub, on the one hand, and the Company, on the other hand, all out-of-pocket expenses and fees (including all fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors) of such party arising out of, in connection with or related to the

Merger or the other transactions contemplated by this Agreement, up to a maximum of $1.5 million in the aggregate.
          (d) In the event that (i) (x) an Acquisition Proposal has been publicly announced or proposed by any Person (other than Parent or Merger Sub, or any of their respective affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal or such intention has otherwise become known to the Company’s stockholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i), Section 7.1(b)(iii) or Section 7.1(e) and (ii) within 365 days after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal involving the Company or any of its Subsidiaries is consummated, the Company shall pay Parent the Company Termination Fee (less the amount of payment, if any, previously made by the Company pursuant to Section 8.1(c)(i)).
          (e) Any payment required pursuant to Sections 8.1(b)(ii) or 8.1(c) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to the account designated by the party set forth in Section 8.1(e) of the Company Disclosure Letter or Parent Disclosure Letter, as applicable. Any payment of the Company Termination Fee pursuant to Section 8.1(d) shall be made prior to or concurrently with the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in Section 5.3 and this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to such sections, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in such sections, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 from the date payment was due at 8% per annum.
          (f) For purposes of Sections 8.1(d) and 8.1(e), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(e), except that all references to “15%” therein shall be deemed to be references to “50%.”
          (g) This Section 8.1 shall survive any termination of this Agreement. In no event shall Parent be entitled to receive under this Article VIII more than an aggregate amount equal to the Company Termination Fee.
     8.2 Amendment; Waiver.
          (a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment requires such approval under applicable Law or stock exchange rules without further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          (b) At any time prior to the Effective Time, the Company, on one hand, and Parent and Merger Sub, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) subject to Section 8.2(a), waive in whole or in part compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.
     8.3 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Entity after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period), and the covenants and agreements contained in this Article VIII and Sections 5.9 and 7.2 shall survive the termination of this Agreement.
     8.4 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, in each case addressed to the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to the Company, to:
Boots & Coots, Inc.
7908 N. Sam Houston Parkway W., 5th Floor
Houston, Texas 77064
Telephone: (281) 931-8884
Facsimile: (281) 931-8302
Attention: Jerry Winchester

with a copy to (which copy shall not constitute notice):
Thompson & Knight LLP
333 Clay St., Suite 3300
Houston, Texas 77002
Telephone: (713) 653-8779
Facsimile: (713) 654-1871
Attention: William T. Heller IV
and
(b)	if to Parent or Merger Sub, to:
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032
Telephone: (281) 871-2699
Facsimile: (281) 871-2698
Attention: Albert O. Cornelison, Jr.
with a copy to (which copy shall not constitute notice):
Baker Botts LLP
2001 Ross Avenue
Dallas, Texas 75201
Telephone: (214) 953-6735
Facsimile: (214) 661-4735
Attention: Andrew M. Baker
     8.5 Rules of Construction and Interpretation; Definitions.
          (a) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” include any schedules, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 9, 2010. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
          (b) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
          (c) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company or Parent, as the case may be.
          (d) The following terms have the following definitions:
          (i) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement; provided that no such agreement shall permit the Company not to comply with the terms of this Agreement.
          (ii) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.
          (iii) “Claim” shall mean any claim, action, suit, proceeding or investigation.
          (iv) “Cleanup” means all actions required under Environmental Laws or by any applicable Governmental Entity to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
          (v) “Company IP” means all Intellectual Property used in or material to the business of the Company or any of its Subsidiaries as currently conducted or as currently proposed to be conducted.
          (vi) “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries, or Parent and any of its Subsidiaries, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.
          (vii) “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) carbon dioxide and other greenhouse gases; (iii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iv) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise regulated under any Environmental Law, (v) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous to human health or the environment or (vi) naturally occurring radioactive material (NORM).
          (viii) “Intellectual Property” means all intellectual or industrial property and rights therein, however denominated, throughout the world, whether or not registered, including all patent applications, patents, trademarks, service marks, corporate names, business names, brand names, trade names, all other names and slogans embodying business or product goodwill (or both), trade styles or dress, mask works, copyrights, works of authorship, moral rights of authorship, rights in designs, trade secrets, technology, inventions, invention disclosures, discoveries, improvements, know-how, program materials, processes, methods, confidential and proprietary information, and all other intellectual and industrial property rights, whether or not subject to statutory registration or protection and, with respect to each of the foregoing, all registrations and applications for registration, renewals, extensions, continuations, reissues, divisionals, improvements, modifications, derivative works, goodwill, and common law rights, and causes of action relating to any of the foregoing.
          (ix) “knowledge” means, with respect to the Company, any predecessor of the Company or any Subsidiary of the Company, the knowledge after due inquiry of the individuals listed in Section 8.5(d)(ix) of the Company Disclosure Letter.

          (x) “Law” means any foreign, international, federal, state or local law, treaty, convention, statute, code, ordinance, regulation, rule, order, directive, principle of common law or other legally enforceable obligation imposed by a court or other Governmental Entity.
          (xi) “Lien” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.
          (xii) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).
          (xiii) “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, any (A) change, (B) effect, (C) event, (D) occurrence, (E) state of facts or (F) development or developments, that results in a material adverse change on the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or on the ability of such party to consummate the transactions contemplated by this Agreement; provided, that for purposes of analyzing whether any change, effect, event, occurrence, state of facts or development constitutes a Material Adverse Effect under this definition, the parties agree that (x) the analysis of materiality shall not be limited to a long-term perspective and (y) each of the terms contained in clauses (A) through (F) above are intended to be separate and distinct. Notwithstanding the foregoing, the following shall not be deemed to constitute a Material Adverse Effect: (i) economic, capital market, regulatory or political conditions, any outbreak of hostilities or war (including acts of terrorism) or natural disasters, in each case affecting the applicable industries in which such party participates generally, except, in such case to the extent any such changes or effects materially disproportionately affect such party, (ii) changes resulting from the announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (iii) the downgrade in rating of any debt securities of such party by Standard & Poor’s Rating Group, Moody’s Investor Services, Inc. or Fitch Ratings, (iv) changes in the price or trading volume of such party’s stock, (v) changes in applicable Law or United States, foreign or international generally accepted accounting principles or financial reporting standards or interpretations thereof, or (vi) any failure to meet analyst projections, in and of itself.
          (xiv) “Permitted Liens” means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) Liens existing pursuant to credit facilities of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, (x) materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or (y) otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.
          (xv) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.
          (xvi) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.
          (xvii) “Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          (xviii) “Subsidiary” means with respect to any Person, any other Person of which (i) such Person is directly or indirectly the controlling general partner or (ii) 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.
          (xix) “Tax” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, including Employment and Withholding Taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.
     8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.
     8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.
     8.8 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.
     8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.
     8.10 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
     8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that each of Parent and Merger Sub may assign this Agreement to any of its Subsidiaries.
     8.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than Section 5.8. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any Representative or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby. Other than as set forth in this Section 8.12, the Company acknowledges and agrees that all provisions contained in this Agreement with respect to the Company employees are included for the sole benefit of the Company, Parent and the Surviving Entity, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Company Employee Benefit Plan or other benefit plan or arrangement, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent, the Surviving Entity, or any of their respective Subsidiaries.
     8.13 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at law or equity. The parties accordingly agree that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity or under this Agreement.

     8.14 Jurisdiction. Each of the parties hereto agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding; provided, however, that if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware shall be deemed sufficient for purposes of this Section 8.14. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.4 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HALLIBURTON COMPANY
By:	/s/ Timothy J. Probert
	Name:	Timothy J. Probert
	Title:	President — Global Business Lines and Corporate Development

GRADIENT, LLC
By:	/s/ Mark A. McCollum
	Name:	Mark A. McCollum
	Title:	Executive Vice President and Chief Financial Officer

BOOTS & COOTS, INC.
By:	/s/ Jerry Winchester
	Name:	Jerry Winchester
	Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger